SHININGBANK
Energy Ltd.

07022784

SEC MAIL PROCESSING
RECEIVED
APR 20 2007
WASH. D.C.
186
SECTION

April 11, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Material Document – Amended and Restated Royalty Agreement of Shiningbank Energy Ltd. dated May 16, 2006
2. Material Document – Amended and Restated Royalty Agreement of Shiningbank Limited Partnership dated May 16, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

Dlw 4/23

H:\SEC\Cover Ltr 2007-04-11.DOC

Royalty Agreement

Among

SHININGBANK LIMITED PARTNERSHIP

and

SHININGBANK ENERGY LTD.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

Amended and Restated
as of May 16, 2006

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

AGREEMENT AMENDING

ROYALTY AGREEMENT

May 16, 2006

Among:

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta, as Managing Partner for and on behalf of **SHININGBANK LIMITED PARTNERSHIP**, a limited partnership formed under the laws of Alberta, having its office and principal place of business in Calgary, Alberta (the "**Grantor**")

and

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the "**Corporation**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta ("**Trustee**") as trustee for and on behalf of **SHININGBANK ENERGY INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "**Royalty Fund**")

Recitals

A. The holders of the trust units (the "**Unitholders**") of the Royalty Fund resolved at a meeting of the Unitholders held on May 16, 2006, that certain amendments be made to the royalty agreement between the Trustee, on behalf of the Royalty Fund, and the Grantor dated March 8, 2004 (the "**Royalty Agreement**").

B. The parties hereto wish to amend and restate the Royalty Agreement to reflect the above.

The parties agree as follows.

ARTICLE 1
AMENDMENTS

The parties hereto agree that the Royalty Agreement will be amended effective as of the date set out above such that it shall be amended and restated, such restatement to be in the form attached hereto as Schedule "A" to this Agreement, and such restated Royalty Agreement shall be the Royalty Agreement.

ARTICLE 2
CONTINUTATION

The Royalty Agreement, as amended as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

ARTICLE 3
MISCELLANEOUS

3.1 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 Waivers in Writing

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

3.4 Liability

The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as trustee on behalf of the Royalty Fund and the obligations of the Royalty Fund hereunder shall not be personally binding upon the Trustee, Shiningbank Energy Ltd., as administrator of the Royalty Fund (the "**Administrator**"), or any Unitholder such that any recourse against the Royalty Fund, the Trustee, the Administrator or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including, without limitation, claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the Trust Indenture dated as of May 16, 1996, as amended or restated from time to time, relating to the Royalty Fund).

Executed and delivered.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for and on behalf of SHININGBANK ENERGY INCOME FUND

Per: (signed) "*Karen Biscope*"

Per: (signed) "*Patricia Selby*"

SHININGBANK ENERGY LTD.

Per: (signed) "*Bruce K. Gibson*"

Per: (signed) "*David M. Fitzpatrick*"

SHININGBANK ENERGY LTD., as Managing Partner for and on behalf of **SHININGBANK LIMITED PARTNERSHIP**

Per: (signed) "*Bruce K. Gibson*"

Per: (signed) "*David M. Fitzpatrick*"

Schedule A

Amended and restated
as of May 16, 2006

ROYALTY AGREEMENT

Among:

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta having its registered office and principal place of business in Calgary, Alberta, as Managing Partner for and on behalf of **SHININGBANK LIMITED PARTNERSHIP**, a limited partnership formed under the laws of Alberta, having its office and principal place of business in Calgary, Alberta (the "**Grantor**")

and

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the "**Corporation**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **SHININGBANK ENERGY INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "**Royalty Fund**")

Recital:

The Grantor wishes to grant the Royalty and the Royalty Fund wishes to acquire the Royalty from the Grantor on the terms and conditions set forth herein.

The parties agree as follows.

ARTICLE 1
DEFINITIONS

1.1 Definitions

For the purposes of this Agreement, including the recitals, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"**Additional Properties**" means those P&NG Rights and any related Tangibles and Miscellaneous Interests or interests therein which are acquired by the Grantor after the

Amagamation Date, whether by way of a purchase of assets or the acquisition of the shares of a corporation or an interest in a partnership, trust or other entity (such corporations, partnerships, trusts and other entities being hereinafter referred to as a "**Subsidiary**" or "**Subsidiaries**") that owns such assets and the subsequent winding-up, liquidation or similar combination of such Subsidiary with the Grantor, but does not include an acquisition made by the Corporation, whether by acquisition of assets by the Corporation or the acquisition of a Subsidiary by the Corporation;

"**Affiliate**" means an affiliated body corporate within the meaning of Section 2(l) of the *Business Corporations Act* (Alberta);

"**Agreement**" means this agreement;

"**Amalgamation**" means the amalgamation of Good Ridge Explorations Ltd., Birchill Resources Limited and Shiningbank Energy Ltd. into a corporation that shall also be known as Shiningbank Energy Ltd.;

"**Amalgamation Date**" means the 8th day of March, 2004;

"**ARC**" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"**Arms Length Indebtedness**" has the meaning set out in section 6.6(b);

"**Asset Value**" in respect of any Property or the Properties at any time means the present worth (using the Discount Rate) of the estimated pre-tax net cash flow from such Property or the Properties of the Proved Reserves and 50% of the Probable Reserves shown on the most recent independent engineering report relating to such Property or the Properties;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

"**Canadian resource property**", "**Canadian Exploration Expense**" and "**Canadian Development Expense**" have the meaning attributable to such terms in the Tax Act;

"**Capital Costs**" means all of the Grantor's costs respecting:

(a) the drilling, completion, equipping, abandonment or recompletion of wells (including costs of re-entry, redrilling, deepening, plugging back, side tracking, fracing and acidizing wells);

(b) the construction, acquisition or installation of gathering systems, batteries, plants, pipelines or other facilities, or any other operations or activities undertaken in respect of the Properties; and

(c) all other costs relating to the Properties that are "capital costs" under GAAP;

to the extent such costs are reasonably allocable to earning Production Revenues, but excluding Production Costs and Future Acquisition Costs;

"**Commodity Price Swaps**" means exchange, swap, hedging and similar arrangements made by the Grantor, from time to time, in respect of commodity prices the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities which affect Production Costs or Production Revenues, including guarantees of any such arrangements made by Grantor or any of its Affiliates;

"**Corporation**" means the Shiningbank Energy Ltd., a corporation formed under the laws of Alberta;

"**Corporation Royalty Agreement**" means the amended and restated Royalty Agreement dated effective May 16, 2006 among the Corporation, the Grantor and the Royalty Fund, as amended from time to time;

"**Credit Facilities**" means any credit facilities or loans made available to or assumed by the Grantor or to any Affiliate of the Grantor or the Grantor jointly and severally with any Affiliate, from time to time, to directly or indirectly fund the payment of or to refinance the payment of Future Acquisition Costs, Production Costs, Capital Costs, the payment of amounts respecting the Royalty, working capital or otherwise, including any liabilities, obligations or indebtedness for which the Grantor becomes liable as a result of having given a guarantee, provided an indemnity or in any capacity become a joint and several borrower in respect of the liabilities, obligations or indebtedness of another Person and being called upon to honour such guarantee, indemnity or obligation;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to P&NG Rights or the production of Petroleum Substances;

"**Currency Exchange Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties;

"**Debt Service Charges**" with respect to any Period, means each of the following amounts accrued to the extent such amounts are reasonably allocable to earning Production Revenues:

(a) all interest, discount amounts, yield maintenance amounts, penalties, bonuses, fees, indemnities, breakage costs, legal costs, and other costs, expenses and disbursements for which the Grantor is liable pursuant to the Credit Facilities or any document or instrument entered into by the Grantor and a Lender or made by the Grantor in favour of a Lender in connection therewith, to the extent such amounts are deductible under the Tax Act;

(b) all amounts paid or payable pursuant to Credit Facilities:

(i) on account of principal, including scheduled, prepaid, whether voluntary or mandatory, and accelerated payments of principal; and

(ii) on account of banker's acceptances or letters of credit, except for amounts included in subsection (a) above;

provided that the difference between the face amount of a banker's acceptance that was issued and accepted pursuant to the Credit Facilities and the discount proceeds of such banker's acceptance, if any, shall be accounted for as interest expense of the Grantor at the times that such interest expense is considered to accrue in accordance with GAAP, and provided that when the Grantor becomes liable to pay the face amount of a banker's acceptance, the face value or the discount proceeds paid by the Grantor in respect of such banker's acceptance, as the case may be, shall be accounted for as principal paid by the Grantor; and

(c) any net loss or minus any net profit, as the case may be, actually realized by the Grantor from Interest Rate Swaps, to the extent such amounts are deductible under the Tax Act;

"**Deductible Production Costs**" means, in respect of a Period and without duplication:

(a) Production Costs;

(b) Deductible Production Costs which are carried forward to such Period pursuant to Section 2.3(b);

(c) Income and Capital Taxes;

(d) amounts paid into the Reserve; and

(e) Capital Costs,

to the extent that such amounts are reasonably allocable to activities or assets used for the purpose of earning Production Revenues and except to the extent that such amounts are funded by:

(f) withdrawals from the Reserve;

(g) principal drawn pursuant to the Credit Facilities;

(h) Crown Royalties reimbursed to the Grantor by the Royalty Fund in respect of such Period; and

(i) Deferred Purchase Payments made by the Royalty Fund in respect of such Period;

"**Deferred Purchase Payment**" means any payment in addition to the payment of the Initial Purchase Payment required to be made by the Royalty Fund to the Grantor pursuant to Section 2.2 as additional consideration for the Royalty;

"**Discount Rate**" on any particular day shall be the lesser of:

(a) twice the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date, rounded down to the nearest whole percentage point;

(b) the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date plus 8%, rounded down to the nearest whole percentage point; or

(c) 15%;

"**Excess Other Revenues**" means in respect of a Period the amount, if any, by which:

(a) the Other Revenues in respect of such Period; plus

(b) the amount of Excess Other Revenues in respect of all preceding Periods that have not been included in Net Income with respect to any previous Period;

exceed the aggregate, without duplication, of:

(c) the costs and expenses of generating such Other Revenues for such Period;

(d) the costs and expenses of generating Other Revenues in all preceding Periods that have been in excess of Other Revenues for such preceding Periods and have not otherwise reduced Excess Other Revenues for such preceding Periods; and

(e) the amount, if any, by which Deductible Production Costs exceed Production Revenues with respect to such Period;

"**Farmout**" means an agreement whereby a Person at arm's length to the Grantor and the Royalty Fund agrees to pay for the drilling of one or more wells on one or more of the Properties in order to earn an interest therein with the Grantor retaining a royalty or residual interest in such Properties;

"**Future Acquisition Costs**" means amounts paid by or on behalf of the Grantor in respect of the costs of acquiring interests in Additional Properties (including purchase price, adjustments, broker's fees and commissions, professional and consulting fees and disbursements);

"**Future Offering**" has the meaning provided by section 2.2(f);

"**GAAP**" means, as of any time, generally accepted accounting principles in Canada as at such time;

"**General and Administrative Costs**" with respect to any Period, means all general and administrative costs and expenses incurred by the Grantor in such Period that are:

(a) reasonably and necessarily incurred by the Grantor in connection with the management and administration of the business and affairs of the Grantor or the Royalty Fund, or the ownership, operation and maintenance of the Properties, including costs and expenses incurred in respect of auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses; or

(b) approved by the Grantor's Board of Directors either specifically or as part of an approved budget or policy statement;

to the extent that such amounts as are reasonably allocable to earning Production Revenues;

"**Grantor**" means the Corporation as Managing Partner for and on behalf of Shiningbank Limited Partnership, a limited partnership formed under the laws of Alberta, and each of its Affiliates, unless the context or an express indication indicates otherwise;

"**Grantor Disposition Proceeds**" means:

(a) 1% of the proceeds of assignment, sale or other disposition of the Properties or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto); plus the portion of the remaining 99% of such proceeds which are utilized to repay borrowings of the Grantor; and

(b) 100% of the proceeds of assignment, sale or other disposition of Tangibles and Miscellaneous Interests directly related to the Properties assigned, sold or otherwise disposed of;

"**Grantor's Share**" means the share (determined as if the Royalty had not been granted) which is attributable to the Properties, for which the Grantor is responsible or to which the Grantor is entitled;

"**Grantor's Share of Production**" means the Grantor's Share of the production of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith;

"**In Specie Distribution**" means a distribution pursuant to Section 3.13 of the Trust Indenture;

"**Income and Capital Taxes**" means with respect to any Period, income, capital and other similar taxes (including instalments thereon) or governmental charges imposed on the Grantor in respect of income, capital or other amounts received by or in respect of the Grantor, and allocated on a reasonable basis to such Period, to the extent such taxes are reasonably attributable to Production Revenues (other than recoverable goods and services taxes);

"**Initial Properties**" means those P&NG Rights, Tangibles and Miscellaneous Interests in which the Grantor has an interest (whether contingent or absolute, legal or beneficial, present or future, vested or not) as of the Amalgamation Date;

"**Interest Rate Swaps**" means interest rate swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or which otherwise affect Production Costs;

"**Leases**" means collectively the leases, reservations, permits, licenses, certificates of title or other documents of title (including all renewals and extensions of such documents and all documents issued in substitution therefor) by virtue of which the holder thereof is entitled to drill for, win, own, remove and/or receive proceeds from the sale or disposition of Petroleum Substances within, upon or under all or any part of the Royalty Lands or lands pooled or unitized therewith;

"**Lender**" means:

(a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor and includes any agent acting on their behalf; and

(b) the Person or Persons with whom the Grantor makes Swap Arrangements;

"**Miscellaneous Interests**" means all interests, property, rights and assets of the Grantor, whether contingent or absolute, legal or beneficial, present or future, vested or not (and not being P&NG Rights, Tangibles, seismic or geophysical data), which pertain to the P&NG Rights or Tangibles or are described below in this definition, including without limitation, the interests of the Grantor in any of the following property, rights and assets:

(a) contracts, agreements and documents (including Title and Operating Documents) relating to any of such P&NG Rights or Tangibles or any rights in relation thereto;

(b) Surface Rights which are used or held for use in connection with any of such P&NG Rights or Tangibles;

(c) permits, licences, authorizations and deposits relating to any of such P&NG Rights or Tangibles, including in respect of facilities, wells and pipelines, the export, removal, transportation, purchase or sale of Petroleum Substances;

(d) the wells;

(e) all extensions, renewals, replacements or amendments of the foregoing items described in subparagraphs (a) to (d) of this definition; and

(f) books, maps, records, documents, geological, engineering, data processing, well, plant and other reports, studies, data, information, tapes, disks, computer programs, papers or other records which relate to or are necessary or useful in

connection with the Properties or any of the property or assets referred to in subparagraphs (a), (b), (c), (d) or (e) of this definition,

provided always that Miscellaneous Interests and Properties shall not include the well bores for wells located on the Royalty Lands which are dry and abandoned and for which a certificate of reclamation or certificate of restoration has been issued;

"**Month**" means a period commencing at 7:00 a.m. Calgary time on the first day of a calendar month and ending at 7:00 a.m. Calgary time on the first day of the following calendar month;

"**Net Income**" means, for any Period:

(a) the amount by which Production Revenues that accrue in such Period exceed the Deductible Production Costs that accrue in such Period; and

(b) the lesser of Excess Other Revenues for such Period and that portion of Excess Other Revenues for such Period that equals ten percent (10%) of Production Revenues for such Period;

"**Other Revenues**" with respect to any Period means all of the Grantor's revenues with respect to such Period, including:

(a) fees and similar payments made by any Third Party to the Grantor for the gathering, compression, treatment, processing, transportation or storage of their Petroleum Substances by use of the Tangibles;

(b) proceeds from the sale of any interest in Tangibles or Miscellaneous Interests comprised in the Properties;

(c) insurance proceeds paid to the Grantor, including any proceeds paid in respect of business interruption insurance, property damage insurance and third party liability insurance but not used to purchase additional Properties subject to the Royalty;

(d) proceeds from the sale or licensing of geological, seismic, and similar data;

(e) net revenues which are received by the Grantor in respect of royalty interests;

(f) overhead and other cost recoveries; and

(g) the net profit or loss (which shall be a negative amount for this purpose in the event of a loss) from Swap Arrangements that are not income from a Canadian resource property;

but not including:

(h) Production Revenues;

(i) funds paid to the Grantor by the Royalty Fund on account of any Crown Royalties paid by the Grantor;

(j) ARC payable to the Royalty Fund in respect of Crown Royalties;

(k) funds paid to the Grantor by the Royalty Fund on account of the Deferred Purchase Payment; or

(l) any funds advanced to the Grantor pursuant to any Credit Facilities;

"**P&NG Rights**" means all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", held by the Grantor in or to each of the following properties, by whatever name the same are known, that would cause the rights pursuant to this agreement to be a Canadian resource property to the Royalty Fund if such property were the sole property subject to this agreement:

(a) rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances;

(b) rights to a share of the production of Petroleum Substances;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to, the quantity or value of, the production of Petroleum Substances, other than the rights under agreements for the sale of Petroleum Substances;

(d) the interests in and to and in respect of the Leases and the Royalty Lands held by the Grantor as of the Amalgamation Date, subject to the burdens, liens and encumbrances thereon;

(e) the interests in and to and in respect of the Leases and the Royalty Lands hereafter acquired by the Grantor subject to the burdens, liens and encumbrances existing at the time of such acquisition;

(f) rights to acquire any of the rights described in paragraphs (a) through (c) of this definition; and

(g) an interest in any rights described in paragraph (f) of this definition;

including all interests and rights known as working interests, and all freehold, leasehold or other interests in and to Petroleum Substances to the extent that such interests apply to the Royalty Lands and the Leases;

"**Party**" means any of the parties hereto;

"**Period**" means Quarter provided that from time to time the Board of Directors of the Grantor may give notice that Period shall mean either Month or Quarter, as the case may be, effective at the end of the Quarter within which such notice is given in each case, and thereafter Period shall

mean whatever is specified by such notice, provided that the first Period shall be deemed to commence on the Amalgamation Date and end at 7:00 a.m. Calgary time on April 1, 2004;

"**Permitted Investments**" means:

(a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A-l or the equivalent thereof by Standard & Poors Ratings Services or at least Prime-l or the equivalent thereof by Moody's Investor Service, Inc. or which have been rated at least R-1 by Dominion Bond Rating Service Limited; and

(c) commercial paper rated at least R-l (high) by Dominion Bond Rating Service Limited and maturing within 180 days after the date of acquisition;

"**Person**" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"**Petroleum Substances**" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Probable Reserves**" means those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves and Probable Reserves;

"**Proceeds Account**" means the interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank pursuant to Section 8.3;

"**Production Costs**" means, in respect of a Period and without duplication, the following items:

(a) Debt Service Charges;

(b) the Grantor's Share of all costs and expenses in respect of the Properties and the Title and Operating Documents incurred in such Period, including, without limitation:

(i) costs and expenses for lifting or otherwise recovering Grantor's Share of Production (including, without limitation, costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations);

(ii) costs and expenses for extracting and processing Grantor's Share of Production (including without limitation costs and expenses of

compressing, dehydrating, separating and treating Grantor's Share of Production);

(iii) royalty and other similar amounts pursuant to the Leases (other than Crown Royalties);

(iv) costs and expenses for storing or stockpiling Grantor's Share of Production;

(v) costs and expenses for gathering and transporting (whether by pipelines, trucking or otherwise) Grantor's Share of Production to the point of sale;

(vi) costs and expenses for marketing Grantor's Share of Production;

(vii) insurance premiums and similar items and property, municipal, production, *ad valorem,* mineral and other taxes and assessments in respect of the Royalty Lands or operations thereon, or the Tangibles or the operation thereof or the production therefrom;

(viii) costs, expenses and other amounts in respect of Third Party claims arising in connection with the Properties including, without limitation, claims and adjustments arising out of the acquisition, sale or disposition of the Properties;

(ix) costs and expenses for clean-up and remediation of spills of hazardous substances and other environmental damage and costs and expenses paid for land reclamation obligations associated with the Properties;

(x) costs and expenses including payments to a sinking fund for abandonment of wells and decommissioning of Tangibles;

(xi) costs and expenses of maintaining, operating, repairing and replacing Tangibles and Miscellaneous Interests (including, without limitation, Surface Rights);

(xii) all other costs and expenses pursuant to the Leases or the Title and Operating Documents; and

(xiii) cash calls paid for any of the costs and expenses enumerated items (i) through (xii) above, inclusive;

(c) sales and use taxes and customs and excise duties and taxes (excluding recoverable goods and services taxes) levied on Petroleum Substances produced from or attributable to the Properties and not payable by the party purchasing such Petroleum Substances, taking into account any adjustment thereto including additional assessments and refunds;

(d) *ad valorem*, property, production, severance, mineral, occupation, gross production and similar taxes and assessments, imposed by any competent governmental authority based on or measured by the ownership of property or the production of Petroleum Substances or any of them or the receipt of proceeds therefrom, taking into account any adjustment thereof including additional assessments and refunds; and

(e) all other taxes, rates and charges, charged, levied or rated by any competent governmental authority on the Properties, the production of Petroleum Substances therefrom or attributable thereto or the revenues therefrom including any new or additional tax or levy which may hereafter be levied or imposed on the Properties, the production of Petroleum Substances therefrom or attributable thereto or the revenues therefrom;

(f) the Grantor's General and Administrative Costs for the Period; and

(g) all costs and expenses not listed above related to the Properties which are incurred during such Period;

to the extent that such amount is reasonably allocable to earning Production Revenue provided that the following amounts shall not be included in Production Costs:

(h) Capital Costs;

(i) Income and Capital Taxes;

(j) Future Acquisition Costs;

(k) depreciation or deferred taxes;

(l) losses from Commodity Price Swaps; and

(m) Crown Royalties;

"**Production Revenues**" means, in respect of a Period, the gross proceeds from the sale of the Grantor's Share of Production which accrue during such Period (including, without limitation, the share reserved to the Crown) after taking into account the credit or set off for take or pay payments plus revenues from working interests and the net profit or loss (which will be a negative amount for this purpose) from Commodity Price Swaps and Currency Exchange Swaps; provided, however, that Production Revenues shall not include, (a) proceeds of the Grantor in connection with the disposition of any P&NG Rights and any related Tangibles and Miscellaneous Interests, or (b) ARC receivable by the Grantor during such Period;

"**Properties**" means the Initial Properties and the Additional Properties;

"**Proved Reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves;

"**Quarter**" means the period from 7:00 a.m. Calgary time on the Amalgamation Date to 7:00 a.m. on July 1, 2004 and any period of three consecutive Months thereafter which commences on the first day of January, April, July or October;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Properties;

"**Reserve**" means the reserve established by the Grantor pursuant to section 6.9;

"**Royalty**" means the entitlement granted herein to receive the Royalty Income subject to the terms described herein;

"**Royalty Disposition Proceeds**" means 99% of the proceeds of assignment, sale or other disposition of the Properties, or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto) to the extent not utilized to repay borrowings of the Grantor;

"**Royalty Fund**" means Shiningbank Energy Income Fund, a trust formed in accordance with the laws of Alberta pursuant to the Trust Indenture;

"**Royalty Fund Working Capital Amount**" means at any particular time the amount of the Royalty Fund's available working capital at such time including, without limitation, the proceeds received by the Royalty Fund from the issue of any Trust Units after the Amalgamation Date and the funds deposited in the Proceeds Account;

"**Royalty Income**" means in respect of a Period, 99% of Net Income;

"**Royalty Lands**" means the lands to which the P&NG Rights relate;

"**Royalty Payment**" means in respect of a Period, the payment for such Period to which the Royalty Fund is entitled pursuant to subsection 2.1(b);

"**Special Resolution**" means a resolution passed by a majority of not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Unitholders (at which a quorum is present consisting of at least two Persons representing at least 10% of the votes attaching to all units held by Unitholders entitled to vote on such resolution), called for the purpose of approving such resolution, or approved in writing by not less than 66⅔% of the Unitholders entitled to vote on such resolution;

"**Subsidiary**" and "**Subsidiaries**" have the meaning set out in the definition of "**Additional Properties**";

"**Surface Rights**" means rights (whether fee simple or pursuant to orders, licences, leases, easements, rights-of-way or otherwise) of the Grantor to enter upon, use or occupy the surface of:

(a) any Royalty Lands or lands pooled or unitized therewith;

(b) the lands on which any of the Tangibles is located; and

(c) any lands required to gain access to the foregoing lands;

"**Swap Arrangements**" means Commodity Price Swaps, Currency Exchange Swaps and Interest Rate Swaps;

"**Tangibles**" means:

(a) the interests of the Grantor in and to all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use for purposes of producing Petroleum Substances or for storing, measuring, compressing, treating, processing or collecting Petroleum Substances;

(b) all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, held by the Grantor in connection with the P&NG Rights in and to any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances (whether the P&NG Rights to which such Petroleum Substances are attributable are owned by the Grantor or by others or both), including:

   (i) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

   (ii) tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances; and

   (iii) all extensions, additions and accretions to any item described in subparagraphs (i) or (ii) of this definition;

excluding the lands on which any system, plant or facility, property or asset described in subparagraphs (a) or (b) of this definition is located, but including all producing, shut-in, injection, disposal and other wells, casing, tubing, wellheads, buildings, plants, erections, production equipment, improvements, flowlines, pipelines, pipeline connections, extraction facilities, meters, generators, motors, compressors, separators, gas treating and processing equipment, dehydrators, scrubbers, pumps, refineries, pump jacks, tanks, boilers, communications equipment, enhanced recovery systems and other machinery, apparatus and equipment;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1952, c.148 and the regulations thereunder, as amended;

"**Third Party**" means any Person other than the Royalty Fund and its Affiliates;

"**Title and Operating Documents**" means, in respect of the Properties, all of the agreements, contracts, instruments and other documents (including Leases, reservations, permits, licences of all sorts, exploration agreements, operating agreements, unit agreements, pooling agreements, assignments, trust declarations and other agreements to recognize the interests of the Grantor, participation agreements, farm-in and farm-out agreements, royalty agreements, purchase agreements and transfers; gas, oil, condensate and other production sale contracts; gathering, common stream, transportation and processing agreements; and agreements for the construction, ownership and/or operation of Tangibles) by virtue of which such P&NG Rights or Tangibles were acquired or constructed or are held by the Grantor or pursuant to which the construction, ownership, operation, exploration, exploitation, development, production, transportation or marketing of such P&NG Rights, Tangibles or Petroleum Substances are subject or which grant rights which are or may be used by the Grantor in connection therewith; and the rights and benefits (except for P&NG Rights) granted under or created by such documents;

"**Trust Indenture**" means the amended and restated trust indenture dated effective September 6, 2005 among the Trustee, Richardson Greenshields of Canada Limited and the Corporation, as amended from time to time;

"**Trust Unit**" means a fractional undivided interest in the Royalty Fund;

"**Trustee**" means Computershare Trust Company of Canada in its capacity as trustee for and on behalf of the Royalty Fund; and

"**Unitholders**" means holders, from time to time, of Trust Units.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. A reference herein to an Article, Section or subsection without further reference shall be a reference to an Article, Section or subsection of this Agreement.

1.4 Choice of Law

This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5 Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets generally, irrevocably and unconditionally, the exclusive jurisdiction of such courts.

1.6 Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7 In Specie Distribution

In the event of an In Specie Distribution of an interest in the Royalty, there will be no further acquisition of properties under this Agreement.

1.8 Corporation Excluded

For greater certainty, the Royalty shall not extend to the Corporation and in calculating the Royalty Income, income and expenses of the Corporation shall be excluded from such calculation. The parties hereto agree that the Royalty under this Agreement and Royalty under the Corporation Royalty Agreement shall be calculated so that items of inclusion or deduction included in the calculation of the Royalty under this Agreement are not included in the calculation of the royalty under the Corporation Royalty Agreement and vice versa. In the event there is a conflict between the terms of this Agreement and the Corporation Royalty Agreement, the terms of the Corporation Royalty Agreement shall prevail.

1.9 Accrual Method of Calculation

Except as otherwise specifically provided in this Agreement, all amounts to be calculated pursuant to this Agreement, including Capital Costs, Debt Service Costs, General and Administrative Expenses, Other Revenues, Deductible Production Costs, Production Costs and Production Revenues, shall be calculated on an accrual basis in accordance with GAAP.

1.10 Estimates

In calculating Royalty Income for any Period, the Grantor may, in accordance with Canadian generally accepted oil and gas accounting practice, estimate any amounts that may not be definitively determined in a timely manner for the purposes of making such calculation, provided that any such estimate shall be reconciled with actual results in calculating Royalty Income for the next following Period.

1.11 No Duplication

It is the intention of the Parties that in calculating the various amounts required pursuant to this Agreement, no amount shall be counted more than once as either a deduction or inclusion.

1.12 References to Acts Performed by the Royalty Fund

Where any reference is made herein to an act to be performed by the Royalty Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Royalty Fund or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.13 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act that have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Parties may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

ARTICLE 2
ROYALTY

2.1 Royalty Grant

(a) Subject to the terms and conditions hereof, the Grantor hereby grants, transfers, assigns and conveys the Royalty to the Royalty Fund.

(b) Subject to the terms and conditions hereof, the Royalty Fund, as the owner of the Royalty, shall be entitled to a payment from the Grantor with respect to each Period equal to the Royalty Income and the Grantor hereby covenants and agrees to make such payment.

(c) Subject to Section 6.6, the Grantor may acquire Additional Properties. Upon the acquisition of Additional Properties by the Grantor, such Additional Properties shall also automatically be subject to the Royalty, subject, to the extent applicable, to the security described in subsection 9.2(b).

2.2 Payment for Royalty Grant

(a) The Royalty Fund shall pay to the Grantor as consideration for the granting and transferring of the Royalty:

(i) the Initial Purchase Payment; and

(ii) the Deferred Purchase Payments.

(b) If the Grantor acquires any Additional Properties, the Royalty Fund shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of the purchase price (including adjustments) for such Additional Properties that is allocated to Canadian resource property, to the extent that such purchase price is not financed with indebtedness incurred or assumed by the Grantor, provided that in the event of an acquisition of Additional Properties by way of acquisition of a Subsidiary for purposes of determining the amount of the Deferred Purchase Payment respecting such Additional Property:

(i) the purchase price for such Additional Property shall be deemed to include the purchase price paid for the securities of such Subsidiary and the

indebtedness of such Subsidiary that is not discharged prior to such acquisition; and

(ii) the purchase price for such Additional Property shall be allocated among the assets of such Subsidiary in accordance with their fair market value and the indebtedness of such Subsidiary and any indebtedness incurred to acquire such Subsidiary or assumed as a result of such acquisition (including for greater certainty all indebtedness of such Subsidiary that is not discharged prior to such acquisition) shall be deemed to be indebtedness incurred or assumed by the Grantor in that regard, and such indebtedness shall be first allocated to any Canadian resource property that is included in such Additional Property up to the fair market value of such Canadian resource property, and the remaining indebtedness, if any, shall be allocated among the other components of such Additional Property pro rata in accordance with their respective fair market values.

(c) If the Grantor designates any Capital Costs which constitute Canadian Exploration Expense or Canadian Development Expense on or before the date on which the same are incurred, the Royalty Fund shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of such designated Capital Costs to the extent that such portion of such Capital Costs are not financed with indebtedness incurred or assumed by the Grantor.

(d) If at any time while the Royalty Fund has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the Royalty Fund, the Deferred Purchase Payment shall be set off against such indebtedness.

(e) If the Royalty Fund issues any Trust Units after the Amalgamation Date (a "**Future Offering**"), the Royalty Fund shall make, if requested to do so by the Grantor, a Deferred Purchase Payment to the Grantor in such amount as may be specified by the Grantor, not exceeding the lesser of:

(i) the net proceeds of the Future Offering after deducting, without limitation, underwriters' fees, legal, accounting, engineering and other professional fees and disbursements and any amounts payable by the Royalty Fund with respect to deferred purchase obligations under Corporation Royalty Agreement; and

(ii) 99% of the principal amount of any outstanding indebtedness under the Credit Facility which reasonably relates to the Canadian resource property purchase price component of any Additional Property acquired by the Grantor on or before such Future Offering with the proceeds of the Credit Facility.

2.3 Adjustments to Payment for Royalty and Carry Forward of Deductible Production Costs

(a) The purchase agreement in respect of an acquisition may provide for an adjustment to the purchase price of the Properties acquired thereunder. If any such purchase price is decreased by such an adjustment, the Grantor shall pay to the Royalty Fund 99% of the amount of such adjustment allocated or reasonably allocable to property that is a Canadian resource property. If any such purchase price is increased by such an adjustment, the Grantor shall be entitled to set off 99% of the amount of such adjustment allocated or reasonably allocable to property that is a Canadian resource property against any monthly Royalty Payment.

(b) If the Deductible Production Costs for a Period exceed the Production Revenues and Excess Other Revenues included in Net Income for such Period, there shall be no Royalty Payment for such Period and the amount of the excess Deductible Production Costs shall be carried forward and treated as Deductible Production Costs in the following Period.

2.4 Use of Other Revenues and Grantor Disposition Proceeds

The Royalty Fund shall have no interest of any kind whatsoever in the Other Revenues or the Grantor Disposition Proceeds except as expressly provided herein.

2.5 No Right to Take In Kind

The Royalty Fund shall not have the right:

(a) to take in kind all or any portion of the Grantor's Share of Production for a Period; or

(b) to separately sell or market all or any portion of the Grantor's Share of Production for a Period.

2.6 No Share of Production

The Royalty Fund shall not own or have any rights to any of the Grantor's Share of Production.

2.7 Petroleum Substances Used in Operations

The Royalty shall not apply to Petroleum Substances lost or consumed in operations.

2.8 Not an Interest in Land

The Royalty:

(a) is not a covenant attached to or running with the Royalty Lands;

(b) is not an interest in land;

(c) is not an interest in real property; and

(d) does not attach to or form part of the Leases.

2.9 Reimbursement of Crown Royalties

From time to time with respect to a specified Period, the Royalty Fund shall reimburse to the Grantor the portion specified by the Grantor of all Crown Royalties payable by the Grantor in respect of the Properties or the production of Petroleum Substances therefrom with respect to such Period, which shall not be more than 99% of all such Crown Royalties payable by the Grantor in respect of such Period. The Grantor shall be entitled to set off such reimbursable amounts against any monthly Royalty Payment. The Grantor shall be entitled to set off Royalty Payments against amounts reimbursable to it pursuant to this section 2.9.

ARTICLE 3
PAYMENTS AND STATEMENTS

3.1 Payments

(a) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, the Grantor shall pay the Royalty Payment for such Period to the Royalty Fund.

(b) To the extent that Royalty Disposition Proceeds create a credit balance in the Grantor's cumulative Canadian oil and gas property expense account (as defined under the Tax Act) as at the end of any calendar year, the Grantor shall remit to the Royalty Fund on or before the tenth day of the following January, an amount from the Proceeds Account equal to such credit balance so as to permit the distribution thereof.

(c) Royalty Disposition Proceeds shall be paid by the Grantor to the Royalty Fund in accordance with any required approval obtained from the Unitholders or the board of directors of the Grantor to an assignment, sale, exchange or other disposition of Properties and in any event, any Royalty Disposition Proceeds which are not used to purchase Additional Properties within one year from the date the same are deposited in the Proceeds Account shall be forthwith paid by the Grantor to the Royalty Fund.

(d) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, interest income accrued on the Proceeds Account during such Period shall be paid by the Grantor to the Royalty Fund.

(e) Where there are amounts owing by a Royalty Fund as a result of the provisions of this Agreement, any payments pursuant to this Article may be offset against such amounts owing.

(f) The Grantor shall satisfy, perform and discharge all obligations and responsibilities under the Tax Act or any similar provincial legislation, including withholding any taxes required to be withheld from such payments.

3.2 Statements

(a) Each Royalty Payment in respect of a Quarter, and each Royalty Payment in respect of the last Month in a Quarter, shall be accompanied by a statement setting forth:

(i) the amount of the Royalty Payment for such Quarter;

(ii) all calculations used in determining the Royalty Payment for such Quarter;

(iii) the Grantor's Share of Production (itemized by product) sold during such Quarter;

(iv) the Crown Royalties for such Quarter;

(v) the Production Revenues for such Quarter;

(vi) the Other Revenues for such Quarter;

(vii) an itemized list of the Production Costs and Deductible Production Costs for such Quarter;

(viii) the Properties surrendered, farmed out, disposed of or acquired in such Quarter;

(ix) wells drilled, cased, or abandoned in such Quarter; and

(x) the amount of the Proceeds Account and Royalty Fund Working Capital Account as at the end of such Quarter and the amount of the Deferred Purchase Payments, if any, made in such Quarter.

3.3 Overpayments

If the payment made by the Grantor on account of the Royalty for a Period is greater than the actual amount of the Royalty Payment for such Period, the Grantor will be entitled to recover the overpayment by set off against Royalty Payments for subsequent Periods.

3.4 Collection of Production Revenues and Other Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Other Revenues but shall not have any liability to the Royalty Fund to the extent that it fails to collect them, notwithstanding such commercially reasonable efforts to do so.

ARTICLE 4
INSURANCE

4.1 Maintenance of Insurance

The Grantor shall obtain and maintain such property damage and third party liability insurance with respect to the Properties with reputable insurers in such amounts and covering such risks as it reasonably determines to be appropriate, having regard to the insurance maintained by the operators pursuant to the Title and Operating Documents.

ARTICLE 5
BOOKS AND RECORDS

5.1 Examination

During the term hereof and for a period of two years thereafter, the Grantor shall maintain in Calgary, Alberta complete books and records pertaining to: (i) the Royalty, (ii) Petroleum Substances attributable to the Royalty Lands consumed or sold by the Grantor, and (iii) all calculations made by the Grantor to determine the amount of payments on account of the Royalty. The Royalty Fund shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amount paid or payable hereunder in respect of the Royalty.

5.2 Audit

Upon notice to the Grantor, the Royalty Fund shall have the right to audit the books and records referred to in Section 5.1 within the 24 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the Royalty Fund. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months may be allowed if requested in writing by the Grantor within such six month period. If the Grantor disagrees with such claim or discrepancy and such matter cannot be settled, then the matter will be referred to arbitration in accordance with the *Arbitration Act* (Alberta) as amended. In the event that the Grantor agrees with the claim or discrepancy or the claim or discrepancy is upheld, in whole or in part, by arbitration, the Grantor will forthwith rectify same and where such rectification includes payment of sums, promptly credit such sums to the Production Revenues, Other Revenues, Grantor Disposition Proceeds or otherwise as appropriate.

5.3 Confidentiality

The Royalty Fund shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which is required by law to be disclosed or becomes publicly available through no act or omission of the Royalty Fund or which becomes

available to the Royalty Fund from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1 Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor shall use all reasonable efforts so that:

(a) operations on the Royalty Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in compliance with all applicable Regulations and in accordance with good oil and gas field practices;

(b) all duties and obligations of the Grantor under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties or in accordance with applicable laws are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof;

(c) all Surface Rights needed for the proper operation of the Royalty Lands and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Royalty Lands and the Tangibles are promptly paid; and

(d) the Grantor:

  (i) will pay or cause to be paid, as they become due and payable, Grantor's Share of all accounts of contractors and claims for wages or salaries for services rendered or performed for the Grantor and for materials supplied to the Grantor;

  (ii) will keep the Royalty Lands free from liens and encumbrances resulting from the failure to pay the costs described in subsection 6.1(d)(i) above, unless and to the extent there is a *bona fide* dispute with respect thereto; and

  (iii) will not permit any dues or claims from any Workers' Compensation Board or similar authority established under any Regulations to become in arrears with respect to Grantor's employees.

6.2 No Obligation to Develop

Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the Royalty Lands.

6.3 Compliance with and Maintenance of Title and Operating Documents

The Grantor covenants to and in favour of the Royalty Fund that, except as provided in Article 7, the Grantor will:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the owners of the Royalty owning greater than 50% of the Royalty which will not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any of such Person's obligations under the Title and Operating Documents;

which could have a material adverse effect on the Royalty or the rights and obligations of the Royalty Fund in respect of the Royalty, provided, however, that acts or omissions by Persons (including operators) without specific authorization from the joint operators and acts or omissions approved by affirmative vote of the joint operators which the Grantor did not vote in favour of and which are binding upon the Grantor shall not constitute a breach of the foregoing provisions.

6.4 Rights and Obligations

Except as otherwise expressly provided for herein, as between the Royalty Fund and the Grantor, the Grantor shall have exclusive control and authority over the production, operation, exploration and development of the Royalty Lands and lands pooled or unitized therewith and the recovery of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith and the marketing thereof. As between the Royalty Fund and the Grantor, the Grantor shall make all decisions regarding drilling, completion, equipping, suspension and abandonment of wells and the rates of production of Petroleum Substances therefrom. Subject to the other provisions of this Article 6, the Grantor shall undertake and implement such activities in such manner as it determines in its sole discretion. The Royalty Fund acknowledges that, as owner of the Royalty, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the Royalty Fund, as owner of the Royalty, shall not be liable for any of the duties or obligations arising thereunder. The Grantor shall arrange for the sale of the Grantor's Share of Production on such terms and conditions as the Grantor (acting in good faith and in accordance with good oil and gas field practices) may determine.

6.5 Capital Costs

(a) The Grantor may approve future Capital Costs or other obligations intended to maintain or improve production from the Properties. The Grantor shall not approve Capital Costs on exploration drilling without the approval of the Unitholders except where such drilling relates to the extension of an existing pool.

The Grantor may finance Capital Costs by borrowings or by using Grantor's working capital. The Royalty Fund acknowledges that the non-approval of Capital Costs on exploration or development drilling may result in a production penalty or forfeiture under the Title and Operating Documents.

6.6 Borrowing

(a) Subject to subsection 6.6(b) below, the Grantor may borrow funds pursuant to the Credit Facilities or from the Royalty Fund or otherwise to finance the purchase of Additional Properties, for Capital Costs or for other financial obligations or encumbrances in respect of the Properties or for working capital purposes and grant security on the Properties in priority to the Royalty in accordance with subsection 9.2(b);

(b) The Grantor may not borrow funds under subsection 6.6(a) in circumstances where immediately after such proposed borrowing:

(i) the Grantor's total indebtedness pursuant to the Credit Facilities to parties other than the Royalty Fund and its Affiliates ("**Arms Length Indebtedness**") will exceed 40% of the aggregate Asset Value of all Initial Properties and the Additional Properties owned by the Grantor and wholly owned Affiliates, including for greater certainty any Additional Properties to be acquired with the proceeds of such proposed borrowing; or

(ii) the projected Debt Service Charges with regard to Arms Length Indebtedness for the next twelve Months exceed 30% of the projected Royalty Payments for the next twelve Months.

Notwithstanding the above limitations on borrowing:

(c) Any present or future liability or obligation of the Grantor to a financial institution in respect of a borrowing that contravenes subsection 6.6(b), including any obligation to repay a financial institution upon demand, shall not be affected, reduced or impaired by such contravention; and

(d) the priority, validity, effectiveness and enforceability of any mortgage, charge, security interest or other security whatsoever now or hereafter granted by the Grantor to any financial institution and which contravenes subsection 6.6(b) shall not be affected, prejudiced or impaired by such contravention.

6.7 Costs of Tangibles and Miscellaneous Interests

The cost of Tangibles and Miscellaneous Interests comprising any Additional Properties shall be paid by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities or from the Royalty Fund or otherwise.

6.8 Site Restoration Costs

If an In Specie Distribution has occurred, the Grantor may, at its discretion, create a sinking fund to fund site restoration and other liabilities as a result of abandonment of wells.

6.9 Reserve

(a) The Grantor may establish a reserve (the "**Reserve**") that may be used to fund the payment of Deductible Production Costs and any well bore, facility abandonment and environmental and reclamation obligations and liabilities for which the Grantor may be liable. The Grantor shall own the Reserve and the Royalty Fund shall, subject to Section 6.9(e), have no interest therein. Interest and other amounts earned from the investment of the Reserve shall form part of the Reserve.

(b) The Grantor shall pay into the Reserve such amounts as the Grantor, acting reasonably and in accordance with Canadian generally accepted oil and gas practices, designates from time to time, as being required to fund the Reserve.

(c) The Grantor shall use the Reserve only for the purposes designated in this Section 6.9. The Grantor may:

(i) deposit the funds of the Reserve in one or more bank accounts;

(ii) commingle the funds of the Reserve with any other funds;

(iii) invest the funds of the Reserve in Permitted Investments; and

(iv) use the funds of the Reserve to retire indebtedness.

(d) In the event that the Grantor determines, acting reasonably and in accordance with Canadian generally accepted oil and gas practices, that the Reserve contains an amount that is in excess of its reasonably foreseeable requirements, the Grantor may withdraw such amount from the Reserve.

(e) When the term of this Agreement expires, the funds in the Reserve shall be used to pay all obligations and liabilities of the Grantor (whether then due or thereafter becoming due) incurred in the business or affairs of the Grantor while otherwise complying with the terms hereof, the Trust Indenture and any other related agreements and when, in the reasonable opinion of the Grantor, all such obligations and liabilities of the Grantor have been paid, the Reserve shall be collapsed and the remainder of the funds in the Reserve, up to an amount equal to 99% of such amount, shall be paid to the Royalty Fund, provided that such payment to the Royalty Fund does not result in any material adverse income tax consequences to the Grantor, the Royalty Fund or the Unitholders, and the balance of the funds in the Reserve, if any, shall be retained by the Grantor.

ARTICLE 7
FARMOUTS, POOLING, UNITIZATION, SURRENDER, ABANDONMENT

7.1 Farmouts

The Grantor shall have full right, power and authority to Farmout (and subsequently assign any interest earned pursuant thereto) any of the P&NG Rights comprised in the Properties, from time to time, provided that, in the Grantor's sole discretion, the Farmout is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.2 Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the P&NG Rights comprised in the Properties, from time to time, with other P&NG rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.3 Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, without the consent of the Royalty Fund, provided that in the reasonable opinion of the Grantor there are no wells located on the lands covered by such Lease capable of producing Petroleum Substances in paying quantities from the zones which the Grantor proposes to surrender. From and after any such surrender, this Agreement and the Royalty shall cease to apply to the Royalty Lands surrendered except as to matters which occurred prior to the surrender.

7.4 Abandonment and Reclamation

The Grantor shall have the full right, power and authority without the prior consent of the Royalty Fund to authorize the abandonment of any well comprised in the Properties and/or the reclamation of any of the Properties if:

(a) the Grantor determines in its sole discretion that such well is not capable of producing Petroleum Substances in paying quantities;

(b) the operator of such well or portion of the Properties recommends or elects to do so; or

(c) it is in accordance with the Regulations or any order of any government or agency.

ARTICLE 8
DISPOSITION OF PROPERTIES

8.1 Dispositions of Properties

Except as provided in Article 7 and Sections 8.2, 8.3 and 9.2, the Grantor shall not assign, sell or otherwise dispose of any interest in the Properties without first notifying the Royalty Fund of its intention to do so and obtaining the written consent of the Royalty Fund, which consent shall not be unreasonably withheld or delayed.

8.2 Release of Royalty

The Grantor may assign, sell, exchange or otherwise dispose of all or any portion of the Properties and the Royalty Fund irrevocably authorizes the Grantor to release the Royalty therefrom provided that the Grantor determines such assignment, sale, exchange or other disposition would be in the best interests of the Unitholders and that such assignment, sale, exchange or other disposition is in accordance with the following:

(a) an assignment, sale, exchange or other disposition of Properties for proceeds in excess of 5% of Asset Value must be approved by the board of directors of the Grantor. In connection with such approval, the board of directors of the Grantor shall determine whether the Royalty Disposition Proceeds in respect of such assignment sale or other disposition should be distributed to Unitholders or used to purchase Additional Properties; and

(b) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value of greater than 25% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders. In connection with such approval, the Unitholders shall determine whether the net proceeds of such assignments, sales, exchanges or other dispositions should be distributed to the Unitholders or used to purchase Additional Properties.

8.3 Proceeds of Disposition of Properties

(a) As consideration for the release of the Royalty as provided for in Section 8.2, the Grantor shall, forthwith upon the receipt of any Royalty Disposition Proceeds, deposit the same in an interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank (the "**Proceeds Account**").

(b) Subject to the entitlement of the Royalty Fund to receive payments in respect of interest earned on the Proceeds Account and to receive distributions of principal from the Proceeds Account as specifically provided for in this Agreement, the Grantor shall hold and apply the funds deposited in the Proceeds Account towards the Royalty Fund's obligation to make Deferred Purchase Payments in accordance with the provisions in this Agreement.

ARTICLE 9
ASSIGNMENT

9.1 Consent to Assign; Assumption

Except as provided in Section 9.2, a Party shall not assign, sell, mortgage, pledge, charge or grant a security interest in, or otherwise dispose of any interest under, this Agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed. Subject to subsections 9.2, no such assignment, sale or transfer shall be effective as against the other Party until the assignee, purchaser or transferee shall have executed and delivered a written undertaking, in favour of, and enforceable by, such other Party, agreeing to be bound by and to perform all of the terms and provisions of this Agreement applicable to the interest assigned, sold or disposed of.

9.2 Grant of Security

Notwithstanding Sections 8.1, 8.2 and 9.1:

(a) the Grantor, without the consent of the Royalty Fund, may:

  (i) dispose of tools, machinery and equipment which is surplus to its needs; and

  (ii) dispose of Petroleum Substances in the ordinary course of business;

(b) the Grantor, without the consent of the Royalty Fund, may mortgage, pledge, charge or grant a security interest in the Initial Properties, the Additional Properties or this Agreement:

  (i) to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements, which security may be granted in priority to the Royalty; and

  (ii) to finance the purchase of Additional Properties or for Capital Costs or other financial obligations or encumbrances in respect of the Initial Properties and/or the Additional Properties or for working capital purposes, and such security on the Initial Properties and/or the Additional Properties may be granted in priority to the Royalty to secure the borrowing of such funds;

  and may enter into subordination and postponement agreements with the holders of the obligations owed under the Credit Facilities, Swap Arrangements and other financing transactions confirming the subordination of the Royalty thereto;

(c) the Lender or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties or the Grantor's interest under this Agreement, in whole or in part,

without the approval of the Royalty Fund in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities or Swap Arrangements and the Royalty may be released, terminated or foreclosed out in accordance with subsection 9.2(d); and

(d) if all or a portion of the Properties is to be sold, transferred or conveyed (a "**Disposition**") by a receiver or receiver-manager of the Grantor or any of its assets or a secured creditor of the Grantor in the course of enforcement of any security having priority over the Royalty (a "**Disposing Person**") and the Royalty in relation thereto is released, terminated or foreclosed, the portion of the proceeds of the Disposition, net of the cost of the Disposition, to which the Royalty Fund shall be entitled on account of the release, termination or foreclosure of the Royalty and the Royalty Fund's interest in this Agreement or portion thereof pursuant to the Disposition shall be the greater of the following:

(i) $10.00; and

(ii) 99% of the amount remaining (the "**Remainder**") after the proceeds of the Disposition, net of the cost of Disposition, have been applied to (A) Production Costs for the Month in which the Disposition occurs (determined as if such Month ended on the date that the Disposition occurred) and (B) the amount of all outstanding liabilities and obligations in respect of the Credit Facilities and Swap Arrangements, to the extent (if any) not included in such Production Costs; provided that payment of the Remainder pro rata to the owners of the Royalty shall only be made when payments by the Person to whom the Disposition is made are received and after the applications described in items (A) and (B) above have been made.

The balance of the net proceeds of a Disposition not allocated to the interest in the Royalty and the Royalty Fund's interest in this Agreement released pursuant thereto will be allocated to the interest in the Properties disposed of pursuant thereto.

ARTICLE 10
TERM OF AGREEMENT

10.1 Term

Subject to Article 9, this Agreement shall continue in full force and effect until there are no Properties to which the Royalty applies. Thereafter, this Agreement shall nevertheless remain in full force and effect:

(a) in respect of any accrued and unfulfilled obligations of either Party; and

(b) as to Articles 5 and 9.

ARTICLE 11
NOTICES AND PAYMENTS

11.1 Addresses for Service and Payments

All payments hereunder in respect of the Royalty shall be paid or tendered to the Royalty Fund at its address for notices hereunder or such other place or depository as the Royalty Fund may request by written notice to the Grantor, provided that no change in the place at which payments on account of the Royalty are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the Royalty Fund.

11.2 Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, all notices, communications and statements (herein called "**notices**") required or permitted hereunder shall be in writing. Notices may be served:

(a) by delivering them to the Party on which they are to be served at the Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party on which they are to be served at the Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof: (i) when actually received by it if sent within the normal working hours of a Business Day of the addressee, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof, whichever is earlier.

11.3 Addresses

The address for service for telecopy numbers and notices hereunder of each of the Parties shall be as follows:

Grantor:

Shiningbank Limited Partnership
% Shiningbank Energy Ltd.
1400, 111 – 5th Avenue S.W.
Calgary, AB
T2P 3Y6

Attention: Chief Financial Officer
Telecopy: (403) 268-7499

Royalty Fund:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopy: (403) 267-6598

11.4 Change of Address

A Party may change its said address or telecopy number for notices hereunder by notice to the other Party.

11.5 In Specie Distribution

Should an In Specie Distribution occur, the new Royalty Fund shall provide an address for payment and service to the Grantor.

ARTICLE 12
MISCELLANEOUS

12.1 Enurement

Subject to Section 9.1, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.2 Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

12.3 Time of Essence

Time is of the essence of this Agreement.

12.4 No Partnership

Nothing herein shall be construed as creating a partnership and neither Party shall have any partnership rights or liabilities hereunder or in connection herewith.

12.5 Severability

This Agreement is severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants or conditions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of other terms, covenants or conditions hereof

unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.6 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

ARTICLE 13
CONCERNING THE TRUSTEE

13.1 Acknowledgement

The Parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the Royalty Fund and the obligations of the Royalty Fund hereunder shall not be personally binding upon the Trustee, Shiningbank Energy Ltd., as administrator of the Royalty Fund (the "**Administrator**"), or any Unitholder such that any recourse against the Royalty Fund, the Trustee, the Administrator or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the Trust Indenture).

Executed and delivered.

Royalty Agreement

Among

SHININGBANK ENERGY LTD.

and

SHININGBANK LIMITED PARTNERSHIP

and

COMPUTERSHARE TRUST COMPANY OF CANADA

Amended and Restated
as of May 16, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

AGREEMENT AMENDING

ROYALTY AGREEMENT

May 16, 2006

Among:

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the "**Grantor**")

and

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta, as Managing Partner for and on behalf of **SHININGBANK LIMITED PARTNERSHIP**, a limited partnership formed under the laws of Alberta, having its office and principal place of business in Calgary, Alberta (the "**Partnership**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta ("**Trustee**") as trustee for and on behalf of **SHININGBANK ENERGY INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "**Royalty Fund**")

Recitals

A. The holders of the trust units (the "**Unitholders**") of the Royalty Fund resolved at a meeting of the Unitholders held on May 16, 2006, that certain amendments be made to the amended and restated royalty agreement between the Trustee, on behalf of the Royalty Fund, and the Grantor dated July 31, 1996, as amended and restated on September 6, 2005 (the "**Royalty Agreement**").

B. The parties hereto wish to amend and restate the Royalty Agreement to reflect the above.

The parties agree as follows.

ARTICLE 1
AMENDMENTS

The parties hereto agree that the Royalty Agreement will be amended effective as of the date set out above such that it shall be amended and restated, such restatement to be in the form attached

hereto as Schedule "A" to this Agreement, and such restated Royalty Agreement shall be the Royalty Agreement.

ARTICLE 2
CONTINUATION

The Royalty Agreement, as amended as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

ARTICLE 3
MISCELLANEOUS

3.1 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 Waivers in Writing

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

3.4 Liability

The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as trustee on behalf of the Royalty Fund and the obligations of the Royalty Fund hereunder shall not be personally binding upon the Trustee, Shiningbank Energy Ltd., as administrator of the Royalty Fund (the "**Administrator**"), or any Unitholder such that any recourse against the Royalty Fund, the Trustee, the Administrator or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including, without limitation, claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the Trust Indenture dated as of May 16, 1996, as amended or restated from time to time, relating to the Royalty Fund).

Executed and delivered.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for and on behalf of SHININGBANK ENERGY INCOME FUND

Per: (signed) "*Karen Biscope*"

Per: (signed) "*Patricia Selby*"

SHININGBANK ENERGY LTD.

Per: (signed) "*Bruce K. Gibson*"

Per: (signed) "*David M. Fitzpatrick*"

SHININGBANK ENERGY LTD., as Managing Partner for and on behalf of **SHININGBANK LIMITED PARTNERSHIP**

Per: (signed) "*Bruce K. Gibson*"

Per: (signed) "*David M. Fitzpatrick*"

Schedule A

Amended and restated
as of May, 16, 2006

ROYALTY AGREEMENT

Among:

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the "**Grantor**")

and

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta, as Managing Partner for and on behalf of **SHININGBANK LIMITED PARTNERSHIP**, a limited partnership formed under the laws of Alberta, having its office and principal place of business in Calgary, Alberta (the "**Partnership**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta as trustee for and on behalf of **SHININGBANK ENERGY INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "**Royalty Fund**")

Recital:

The Grantor wishes to grant the Royalty and the Royalty Fund wishes to acquire the Royalty from the Grantor on the terms and conditions set forth herein.

The parties agree as follows.

ARTICLE 1
DEFINITIONS

1.1 Definitions

For the purposes of this Agreement, including the recitals, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"**Additional Properties**" means those P&NG Rights and any related Tangibles and Miscellaneous Interests or interests therein which are acquired by the Grantor after the Closing Date, whether by way of a purchase of assets or the acquisition of the shares of a corporation or an interest in a partnership, trust or other entity (such corporations, partnerships, trusts and other entities being hereinafter referred to as a "**Subsidiary**" or "**Subsidiaries**") that owns such assets and the subsequent amalgamation, winding-up, liquidation or similar combination of such Subsidiary with the Grantor, but does not include an acquisition made by the Partnership, whether by acquisition of assets by the Partnership or the acquisition of a Subsidiary by the Partnership;

"**Affiliate**" means an affiliated body corporate within the meaning of Section 2(l) of the *Business Corporations Act* (Alberta);

"**Agreement**" means this agreement;

"**ARC**" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"**Arms Length Indebtedness**" has the meaning set out in section 6.6(b);

"**Asset Value**" in respect of any Property or the Properties at any time means the present worth (using the Discount Rate) of the estimated pre-tax net cash flow from such Property or the Properties of the Proved Reserves and 50% of the Probable Reserves shown on the most recent independent engineering report relating to such Property or the Properties;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

"**Canadian resource property**", "**Canadian Exploration Expense**" and "**Canadian Development Expense**" have the meaning attributable to such terms in the Tax Act;

"**Capital Costs**" means all of the Grantor's costs respecting:

(a) the drilling, completion, equipping, abandonment or recompletion of wells (including costs of re-entry, redrilling, deepening, plugging back, side tracking, fracing and acidizing wells);

(b) the construction, acquisition or installation of gathering systems, batteries, plants, pipelines or other facilities, or any other operations or activities undertaken in respect of the Properties; and

(c) all other costs relating to the Properties that are "capital costs" under GAAP;

to the extent such costs are reasonably allocable to earning Production Revenues, but excluding Production Costs and Future Acquisition Costs;

"**Closing**" means the closing of the issuance of Trust Units by the Royalty Fund contemplated by a final prospectus dated July 18, 1996;

"**Closing Date**" means the date upon which the Closing occurs;

"**Commodity Price Swaps**" means exchange, swap, hedging and similar arrangements made by the Grantor, from time to time, in respect of commodity prices the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities which affect Production Costs or Production Revenues, including guarantees of any such arrangements made by Grantor or any of its Affiliates;

"**Credit Facilities**" means any credit facilities or loans made available to or assumed by the Grantor or to any Affiliate of the Grantor or the Grantor jointly and severally with any Affiliate, from time to time, to directly or indirectly fund the payment of or to refinance the payment of Future Acquisition Costs, Production Costs, Capital Costs, the payment of amounts respecting the Royalty, working capital or otherwise, including any liabilities, obligations or indebtedness for which the Grantor becomes liable as a result of having given a guarantee, provided an indemnity or in any capacity become a joint and several borrower in respect of the liabilities, obligations or indebtedness of another Person and being called upon to honour such guarantee, indemnity or obligation;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to P&NG Rights or the production of Petroleum Substances;

"**Currency Exchange Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties;

"**Debt Service Charges**" with respect to any Period, means each of the following amounts accrued to the extent such amounts are reasonably allocable to earning Production Revenues:

(a) all interest, discount amounts, yield maintenance amounts, penalties, bonuses, fees, indemnities, breakage costs, legal costs, and other costs, expenses and disbursements for which the Grantor is liable pursuant to the Credit Facilities or any document or instrument entered into by the Grantor and a Lender or made by the Grantor in favour of a Lender in connection therewith, to the extent such amounts are deductible under the Tax Act;

(b) all amounts paid or payable pursuant to Credit Facilities:

(i) on account of principal, including scheduled, prepaid, whether voluntary or mandatory, and accelerated payments of principal; and

(ii) on account of banker's acceptances or letters of credit, except for amounts included in subsection (a) above;

provided that the difference between the face amount of a banker's acceptance that was issued and accepted pursuant to the Credit Facilities and the discount proceeds of such banker's acceptance, if any, shall be accounted for as interest expense of the Grantor at the times that such interest expense is considered to accrue in accordance with GAAP, and provided that when the Grantor becomes liable to pay the face amount of a banker's acceptance, the face value or the discount proceeds paid by the Grantor in respect of such banker's acceptance, as the case may be, shall be accounted for as principal paid by the Grantor; and

(c) any net loss or minus any net profit, as the case may be, actually realized by the Grantor from Interest Rate Swaps, to the extent such amounts are deductible under the Tax Act;

"**Deductible Production Costs**" means, in respect of a Period and without duplication:

(a) Production Costs;

(b) Deductible Production Costs which are carried forward to such Period pursuant to Section 2.3(b);

(c) Income and Capital Taxes;

(d) amounts paid into the Reserve; and

(e) Capital Costs,

to the extent that such amounts are reasonably allocable to activities or assets used for the purpose of earning Production Revenues and except to the extent that such amounts are funded by:

(f) withdrawals from the Reserve;

(g) principal drawn pursuant to the Credit Facilities;

(h) Crown Royalties reimbursed to the Grantor by the Royalty Fund in respect of such Period; and

(i) Deferred Purchase Payments made by the Royalty Fund in respect of such Period;

"**Deferred Purchase Payment**" means any payment in addition to the payment of the Initial Purchase Payment required to be made by the Royalty Fund to the Grantor pursuant to Section 2.2 as additional consideration for the Royalty;

"**Discount Rate**" on any particular day shall be the lesser of:

(a) twice the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date, rounded down to the nearest whole percentage point;

(b) the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date plus 8%, rounded down to the nearest whole percentage point; or

(c) 15%;

"**Execution Date**" means July 31, 1996;

"**Excess Other Revenues**" means in respect of a Period the amount, if any, by which:

(a) the Other Revenues in respect of such Period; plus

(b) the amount of Excess Other Revenues in respect of all preceding Periods that have not been included in Net Income with respect to any previous Period;

exceed the aggregate, without duplication, of:

(c) the costs and expenses of generating such Other Revenues for such Period;

(d) the costs and expenses of generating Other Revenues in all preceding Periods that have been in excess of Other Revenues for such preceding Periods and have not otherwise reduced Excess Other Revenues for such preceding Periods; and

(e) the amount, if any, by which Deductible Production Costs exceed Production Revenues with respect to such Period;

"**Farmout**" means an agreement whereby a Person at arm's length to the Grantor and the Royalty Fund agrees to pay for the drilling of one or more wells on one or more of the Properties in order to earn an interest therein with the Grantor retaining a royalty or residual interest in such Properties;

"**Future Acquisition Costs**" means amounts paid by or on behalf of the Grantor in respect of the costs of acquiring interests in Additional Properties (including purchase price, adjustments, broker's fees and commissions, professional and consulting fees and disbursements);

"**Future Offering**" has the meaning provided by section 2.2(f);

"**GAAP**" means, as of any time, generally accepted accounting principles in Canada as at such time;

"**General and Administrative Costs**" with respect to any Period, means all general and administrative costs and expenses incurred by the Grantor in such Period that are:

(a) reasonably and necessarily incurred by the Grantor in connection with the management and administration of the business and affairs of the Grantor or the Royalty Fund, or the ownership, operation and maintenance of the Properties, including costs and expenses incurred in respect of auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses; or

(b) approved by the Grantor's Board of Directors either specifically or as part of an approved budget or policy statement;

to the extent that such amounts as are reasonably allocable to earning Production Revenues;

"**Grantor**" means Shiningbank Energy Ltd. and each of its Affiliates, unless the context or an express indication indicates otherwise;

"**Grantor Disposition Proceeds**" means:

(a) 1% of the proceeds of assignment, sale or other disposition of the Properties or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto); plus the portion of the remaining 99% of such proceeds which are utilized to repay borrowings of the Grantor; and

(b) 100% of the proceeds of assignment, sale or other disposition of Tangibles and Miscellaneous Interests directly related to the Properties assigned, sold or otherwise disposed of;

"**Grantor's Share**" means the share (determined as if the Royalty had not been granted) which is attributable to the Properties, for which the Grantor is responsible or to which the Grantor is entitled;

"**Grantor's Share of Production**" means the Grantor's Share of the production of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith;

"**In Specie Distribution**" means a distribution pursuant to Section 3.13 of the Trust Indenture;

"**Income and Capital Taxes**" means with respect to any Period, income, capital and other similar taxes (including instalments thereon) or governmental charges imposed on the Grantor in respect of income, capital or other amounts received by or in respect of the Grantor, and

allocated on a reasonable basis to such Period, to the extent such taxes are reasonably attributable to Production Revenues (other than recoverable goods and services taxes);

"**Initial Properties**" means those P&NG Rights, Tangibles and Miscellaneous Interests in which the Grantor has an interest (whether contingent or absolute, legal or beneficial, present or future, vested or not) as of the Execution Date;

"**Initial Purchase Payment**" means the net proceeds from the issuance of Trust Units by the Royalty Fund contemplated by a final prospectus dated July 18, 1996 after deducting underwriting fees, legal fees, accounting fees and printing expenses and all other fees and expenses which may be incurred in connection with such issuance, representing the consideration for the Royalty (other than Deferred Purchase Payments) an estimate of which is paid by the Royalty Fund on the Execution Date and the balance of which shall be paid or refunded (if overpaid) within 120 days of the Execution Date and, for greater certainty, the Initial Purchase Payment shall total $48,769,730 and shall be satisfied, in part through a cash payment of $27,612,398 and in part by an absolute assignment of the Royalty Fund's entire right, title and interest in and to the Instalment Receivables and certain rights under the Instalment Receipt Agreement;

"**Instalment Receipt Agreement**" means the Instalment Receipt and Pledge Agreement dated July 31, 1996 made between the Royalty Fund, Richardson Greenshields of Canada Limited, CIBC Wood Gundy Securities Inc., Levesque Beaubien Geoffrion Inc., TD Securities Inc., Moss Lawson & Company Limited, First Marathon Securities Limited, Montreal Trust Company of Canada and The Trust Company of the Bank of Montreal;

"**Instalment Receipts**" means the Instalment Receipts issued on the closing of the Offering, representing beneficial ownership of the Trust Units issued pursuant to the Offering subject to the pledge of such Trust Units as security for the payment of the Instalment Receivables pursuant to the Instalment Receipt Agreement;

"**Instalment Receivables**" means the unpaid final instalments of $4.00 per Trust Unit payable to the Royalty Fund on or before July 31, 1997 in respect of the Instalment Receipts issued on closing of the Offering;

"**Interest Rate Swaps**" means interest rate swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or which otherwise affect Production Costs;

"**Leases**" means collectively the leases, reservations, permits, licenses, certificates of title or other documents of title (including all renewals and extensions of such documents and all documents issued in substitution therefor) by virtue of which the holder thereof is entitled to drill for, win, own, remove and/or receive proceeds from the sale or disposition of Petroleum Substances within, upon or under all or any part of the Royalty Lands or lands pooled or unitized therewith;

"**Lender**" means:

(a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor and includes any agent acting on their behalf; and

(b) the Person or Persons with whom the Grantor makes Swap Arrangements;

"**Miscellaneous Interests**" means all interests, property, rights and assets of the Grantor, whether contingent or absolute, legal or beneficial, present or future, vested or not (and not being P&NG Rights, Tangibles, seismic or geophysical data), which pertain to the P&NG Rights or Tangibles or are described below in this definition, including without limitation, the interests of the Grantor in any of the following property, rights and assets:

(a) contracts, agreements and documents (including Title and Operating Documents) relating to any of such P&NG Rights or Tangibles or any rights in relation thereto;

(b) Surface Rights which are used or held for use in connection with any of such P&NG Rights or Tangibles;

(c) permits, licences, authorizations and deposits relating to any of such P&NG Rights or Tangibles, including in respect of facilities, wells and pipelines, the export, removal, transportation, purchase or sale of Petroleum Substances;

(d) the wells;

(e) all extensions, renewals, replacements or amendments of the foregoing items described in subparagraphs (a) to (d) of this definition; and

(f) books, maps, records, documents, geological, engineering, data processing, well, plant and other reports, studies, data, information, tapes, disks, computer programs, papers or other records which relate to or are necessary or useful in connection with the Properties or any of the property or assets referred to in subparagraphs (a), (b), (c), (d) or (e) of this definition,

provided always that Miscellaneous Interests and Properties shall not include the well bores for wells located on the Royalty Lands which are dry and abandoned and for which a certificate of reclamation or certificate of restoration has been issued;

"**Month**" means a period commencing at 7:00 a.m. Calgary time on the first day of a calendar month and ending at 7:00 a.m. Calgary time on the first day of the following calendar month;

"**Net Income**" means, for any Period:

(a) the amount by which Production Revenues that accrue in such Period exceed the Deductible Production Costs that accrue in such Period; and

(b) the lesser of Excess Other Revenues for such Period and that portion of Excess Other Revenues for such Period that equals ten percent (10%) of Production Revenues for such Period;

"**Offering**" means the offering by the Royalty Fund of 5,289,333 Trust Units pursuant to the Prospectus dated July 18, 1996, at a price of $10.00 per Trust Unit payable on an instalment basis, with the initial payment of $6.00 per Trust Unit payable on the closing of the Offering and the final instalment of $4.00 per Trust Unit payable on or before July 31, 1997;

"**Other Revenues**" with respect to any Period means all of the Grantor's revenues with respect to such Period, including:

(a) fees and similar payments made by any Third Party to the Grantor for the gathering, compression, treatment, processing, transportation or storage of their Petroleum Substances by use of the Tangibles;

(b) proceeds from the sale of any interest in Tangibles or Miscellaneous Interests comprised in the Properties;

(c) insurance proceeds paid to the Grantor, including any proceeds paid in respect of business interruption insurance, property damage insurance and third party liability insurance but not used to purchase additional Properties subject to the Royalty;

(d) proceeds from the sale or licensing of geological, seismic, and similar data;

(e) net revenues which are received by the Grantor in respect of royalty interests;

(f) overhead and other cost recoveries; and

(g) the net profit or loss (which shall be a negative amount for this purpose in the event of a loss) from Swap Arrangements that are not income from a Canadian resource property;

but not including:

(h) Production Revenues;

(i) funds paid to the Grantor by the Royalty Fund on account of any Crown Royalties paid by the Grantor;

(j) ARC payable to the Royalty Fund in respect of Crown Royalties;

(k) funds paid to the Grantor by the Royalty Fund on account of the Deferred Purchase Payment; or

(l) any funds advanced to the Grantor pursuant to any Credit Facilities;

"**P&NG Rights**" means all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", held by the Grantor in or to each of the following properties, by whatever name the same are known, that would cause the rights pursuant to this agreement to be a Canadian resource property to the Royalty Fund if such property were the sole property subject to this agreement:

(a) rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances;

(b) rights to a share of the production of Petroleum Substances;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to, the quantity or value of, the production of Petroleum Substances, other than the rights under agreements for the sale of Petroleum Substances;

(d) the interests in and to and in respect of the Leases and the Royalty Lands held by the Grantor as of the Execution Date, subject to the burdens, liens and encumbrances thereon;

(e) the interests in and to and in respect of the Leases and the Royalty Lands hereafter acquired by the Grantor subject to the burdens, liens and encumbrances existing at the time of such acquisition;

(f) rights to acquire any of the rights described in paragraphs (a) through (c) of this definition; and

(g) an interest in any rights described in paragraph (f) of this definition;

including all interests and rights known as working interests, and all freehold, leasehold or other interests in and to Petroleum Substances to the extent that such interests apply to the Royalty Lands and the Leases;

"**Partnership**" means Shiningbank Limited Partnership, a limited partnership formed under the laws of Alberta;

"**Partnership Royalty Agreement**" means the amended and restated Royalty Agreement dated effective May 16, 2006 among the Partnership, the Grantor and the Royalty Fund, as amended from time to time;

"**Party**" means any of the parties hereto;

"**Period**" means Quarter provided that from time to time the Board of Directors of the Grantor may give notice that Period shall mean either Month or Quarter, as the case may be, effective at the end of the Quarter within which such notice is given in each case, and thereafter Period shall

mean whatever is specified by such notice, provided that the two Month period commencing at 7:00 a.m. Calgary time on January 1, 2003 and the Month commencing at 7:00 a.m. Calgary time on March 1, 2003 shall each be a Period;

"**Permitted Investments**" means:

(a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A-l or the equivalent thereof by Standard & Poors Ratings Services or at least Prime-l or the equivalent thereof by Moody's Investor Service, Inc. or which have been rated at least R-1 by Dominion Bond Rating Service Limited; and

(c) commercial paper rated at least R-1 (high) by Dominion Bond Rating Service Limited and maturing within 180 days after the date of acquisition;

"**Person**" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"**Petroleum Substances**" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Probable Reserves**" means those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves and Probable Reserves;

"**Proceeds Account**" means the interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank pursuant to Section 8.3;

"**Production Costs**" means, in respect of a Period and without duplication, the following items:

(a) Debt Service Charges;

(b) the Grantor's Share of all costs and expenses in respect of the Properties and the Title and Operating Documents incurred in such Period, including, without limitation:

(i) costs and expenses for lifting or otherwise recovering Grantor's Share of Production (including, without limitation, costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations);

(ii) costs and expenses for extracting and processing Grantor's Share of Production (including without limitation costs and expenses of compressing, dehydrating, separating and treating Grantor's Share of Production);

(iii) royalty and other similar amounts pursuant to the Leases (other than Crown Royalties);

(iv) costs and expenses for storing or stockpiling Grantor's Share of Production;

(v) costs and expenses for gathering and transporting (whether by pipelines, trucking or otherwise) Grantor's Share of Production to the point of sale;

(vi) costs and expenses for marketing Grantor's Share of Production;

(vii) insurance premiums and similar items and property, municipal, production, *ad valorem*, mineral and other taxes and assessments in respect of the Royalty Lands or operations thereon, or the Tangibles or the operation thereof or the production therefrom;

(viii) costs, expenses and other amounts in respect of Third Party claims arising in connection with the Properties including, without limitation, claims and adjustments arising out of the acquisition, sale or disposition of the Properties;

(ix) costs and expenses for clean-up and remediation of spills of hazardous substances and other environmental damage and costs and expenses paid for land reclamation obligations associated with the Properties;

(x) costs and expenses including payments to a sinking fund for abandonment of wells and decommissioning of Tangibles;

(xi) costs and expenses of maintaining, operating, repairing and replacing Tangibles and Miscellaneous Interests (including, without limitation, Surface Rights);

(xii) all other costs and expenses pursuant to the Leases or the Title and Operating Documents; and

(xiii) cash calls paid for any of the costs and expenses enumerated items (i) through (xii) above, inclusive;

(c) sales and use taxes and customs and excise duties and taxes (excluding recoverable goods and services taxes) levied on Petroleum Substances produced from or attributable to the Properties and not payable by the party purchasing such

Petroleum Substances, taking into account any adjustment thereto including additional assessments and refunds;

(d) *ad valorem*, property, production, severance, mineral, occupation, gross production and similar taxes and assessments, imposed by any competent governmental authority based on or measured by the ownership of property or the production of Petroleum Substances or any of them or the receipt of proceeds therefrom, taking into account any adjustment thereof including additional assessments and refunds; and

(e) all other taxes, rates and charges, charged, levied or rated by any competent governmental authority on the Properties, the production of Petroleum Substances therefrom or attributable thereto or the revenues therefrom including any new or additional tax or levy which may hereafter be levied or imposed on the Properties, the production of Petroleum Substances therefrom or attributable thereto or the revenues therefrom;

(f) the Grantor's General and Administrative Costs for the Period; and

(g) all costs and expenses not listed above related to the Properties which are incurred during such Period;

to the extent that such amount is reasonably allocable to earning Production Revenue provided that the following amounts shall not be included in Production Costs:

(h) Capital Costs;

(i) Income and Capital Taxes;

(j) Future Acquisition Costs;

(k) depreciation or deferred taxes;

(l) losses from Commodity Price Swaps;

(m) Crown Royalties; and

(n) Any amounts paid with respect to the acquisition of the shares or other securities of Shiningbank Energy Management Inc.;

"**Production Revenues**" means, in respect of a Period, the gross proceeds from the sale of the Grantor's Share of Production which accrue during such Period (including, without limitation, the share reserved to the Crown) after taking into account the credit or set off for take or pay payments plus revenues from working interests and the net profit or loss (which will be a negative amount for this purpose) from Commodity Price Swaps and Currency Exchange Swaps; provided, however, that Production Revenues shall not include, (a) proceeds of the Grantor in

connection with the disposition of any P&NG Rights and any related Tangibles and Miscellaneous Interests, or (b) ARC receivable by the Grantor during such Period;

"**Properties**" means the Initial Properties and the Additional Properties;

"**Proved Reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves;

"**Quarter**" means the period from 7:00 a.m. Calgary time on the Execution Date to 7:00 a.m. on September 30, 1996 and any period of three consecutive Months thereafter which commences on the first day of January, April, July or October;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Properties;

"**Reserve**" means the reserve established by the Grantor pursuant to section 6.9;

"**Royalty**" means the entitlement granted herein to receive the Royalty Income subject to the terms described herein;

"**Royalty Disposition Proceeds**" means 99% of the proceeds of assignment, sale or other disposition of the Properties, or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto) to the extent not utilized to repay borrowings of the Grantor;

"**Royalty Fund**" means Shiningbank Energy Income Fund, a trust formed in accordance with the laws of Alberta pursuant to the Trust Indenture;

"**Royalty Fund Working Capital Amount**" means at any particular time the amount of the Royalty Fund's available working capital at such time including, without limitation, the proceeds received by the Royalty Fund from the issue of any Trust Units after the Closing Date and the funds deposited in the Proceeds Account;

"**Royalty Income**" means in respect of a Period, 99% of Net Income;

"**Royalty Lands**" means the lands to which the P&NG Rights relate;

"**Royalty Payment**" means in respect of a Period, the payment for such Period to which the Royalty Fund is entitled pursuant to subsection 2.1(b);

"**Special Resolution**" means a resolution passed by a majority of not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Unitholders (at which a quorum is present consisting of at least two Persons representing at least 10% of the votes attaching to all units held by Unitholders entitled to vote on such resolution), called for the purpose of approving

such resolution, or approved in writing by not less than 66⅔% of the Unitholders entitled to vote on such resolution;

"**Subsidiary**" and "**Subsidiaries**" have the meaning set out in the definition of "**Additional Properties**";

"**Surface Rights**" means rights (whether fee simple or pursuant to orders, licences, leases, easements, rights-of-way or otherwise) of the Grantor to enter upon, use or occupy the surface of:

(a) any Royalty Lands or lands pooled or unitized therewith;

(b) the lands on which any of the Tangibles is located; and

(c) any lands required to gain access to the foregoing lands;

"**Swap Arrangements**" means Commodity Price Swaps, Currency Exchange Swaps and Interest Rate Swaps;

"**Tangibles**" means:

(a) the interests of the Grantor in and to all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use for purposes of producing Petroleum Substances or for storing, measuring, compressing, treating, processing or collecting Petroleum Substances;

(b) all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, held by the Grantor in connection with the P&NG Rights in and to any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances (whether the P&NG Rights to which such Petroleum Substances are attributable are owned by the Grantor or by others or both), including:

    (i) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

    (ii) tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances; and

    (iii) all extensions, additions and accretions to any item described in subparagraphs (i) or (ii) of this definition;

excluding the lands on which any system, plant or facility, property or asset described in subparagraphs (a) or (b) of this definition is located, but including all producing, shut-in, injection, disposal and other wells, casing, tubing, wellheads, buildings, plants, erections, production equipment, improvements, flowlines, pipelines, pipeline connections, extraction facilities, meters, generators, motors, compressors, separators, gas treating and processing equipment, dehydrators, scrubbers, pumps, refineries, pump jacks, tanks, boilers, communications equipment, enhanced recovery systems and other machinery, apparatus and equipment;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1952, c.148 and the regulations thereunder, as amended;

"**Third Party**" means any Person other than the Royalty Fund and its Affiliates;

"**Title and Operating Documents**" means, in respect of the Properties, all of the agreements, contracts, instruments and other documents (including Leases, reservations, permits, licences of all sorts, exploration agreements, operating agreements, unit agreements, pooling agreements, assignments, trust declarations and other agreements to recognize the interests of the Grantor, participation agreements, farm-in and farm-out agreements, royalty agreements, purchase agreements and transfers; gas, oil, condensate and other production sale contracts; gathering, common stream, transportation and processing agreements; and agreements for the construction, ownership and/or operation of Tangibles) by virtue of which such P&NG Rights or Tangibles were acquired or constructed or are held by the Grantor or pursuant to which the construction, ownership, operation, exploration, exploitation, development, production, transportation or marketing of such P&NG Rights, Tangibles or Petroleum Substances are subject or which grant rights which are or may be used by the Grantor in connection therewith; and the rights and benefits (except for P&NG Rights) granted under or created by such documents;

"**Trust Indenture**" means the amended and restated trust indenture dated effective September 6, 2005 among the Trustee, Richardson Greenshields of Canada Limited and the Grantor, as amended from time to time;

"**Trust Unit**" means a fractional undivided interest in the Royalty Fund;

"**Trustee**" means Computershare Trust Company of Canada in its capacity as trustee for and on behalf of the Royalty Fund; and

"**Unitholders**" means holders, from time to time, of Trust Units.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. A reference herein to an Article, Section or subsection without further reference shall be a reference to an Article, Section or subsection of this Agreement.

1.4 Choice of Law

This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5 Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets generally, irrevocably and unconditionally, the exclusive jurisdiction of such courts.

1.6 Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7 In Specie Distribution

In the event of an In Specie Distribution of an interest in the Royalty, there will be no further acquisition of properties under this Agreement.

1.8 Partnership Excluded

For greater certainty, the Royalty shall not extend to the Partnership and in calculating the Royalty Income, income and expenses of the Partnership shall be excluded from such calculation. The parties hereto agree that the Royalty under this Agreement and Royalty under the Partnership Royalty Agreement shall be calculated so that items of inclusion or deduction included in the calculation of the Royalty under this Agreement are not included in the calculation of the royalty under the Partnership Royalty Agreement and vice versa. In the event there is a conflict between the terms of this Agreement and the Partnership Royalty Agreement, the terms of this Agreement shall prevail.

1.9 Accrual Method of Calculation

Except as otherwise specifically provided in this Agreement, all amounts to be calculated pursuant to this Agreement, including Capital Costs, Debt Service Costs, General and Administrative Expenses, Other Revenues, Deductible Production Costs, Production Costs and Production Revenues, shall be calculated on an accrual basis in accordance with GAAP.

1.10 Estimates

In calculating Royalty Income for any Period, the Grantor may, in accordance with Canadian generally accepted oil and gas accounting practice, estimate any amounts that may not be definitively determined in a timely manner for the purposes of making such calculation, provided that any such estimate shall be reconciled with actual results in calculating Royalty Income for the next following Period.

1.11 No Duplication

It is the intention of the Parties that in calculating the various amounts required pursuant to this Agreement, no amount shall be counted more than once as either a deduction or inclusion.

1.12 References to Acts Performed by the Royalty Fund

Where any reference is made herein to an act to be performed by the Royalty Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Royalty Fund or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.13 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act that have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Parties may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

ARTICLE 2
ROYALTY

2.1 Royalty Grant

(a) Subject to the terms and conditions hereof, the Grantor hereby grants, transfers, assigns and conveys the Royalty to the Royalty Fund.

(b) Subject to the terms and conditions hereof, the Royalty Fund, as the owner of the Royalty, shall be entitled to a payment from the Grantor with respect to each Period equal to the Royalty Income and the Grantor hereby covenants and agrees to make such payment.

(c) Subject to Section 6.6, the Grantor may acquire Additional Properties. Upon the acquisition of Additional Properties by the Grantor, such Additional Properties shall also automatically be subject to the Royalty, subject, to the extent applicable, to the security described in subsection 9.2(b).

2.2 Payment for Royalty Grant

(a) The Royalty Fund shall pay to the Grantor as consideration for the granting and transferring of the Royalty:

(i) the Initial Purchase Payment; and

(ii) the Deferred Purchase Payments.

(b) The Grantor acknowledges that the Royalty Fund has paid an estimate of the Initial Purchase Payment on the Execution Date by way of a cash payment in the sum of $27,612,398.00 and the balance of $21,157,332.00 by way of an absolute assignment of the Royalty Fund's right, title and interest in and to the Instalment Receivables and certain rights under the Instalment Receipt Agreement. Within 120 days of the Execution Date the amount of the Initial Purchase Payment shall be finalized and the Royalty Fund or the Grantor shall pay to the other the underpayment or overpayment, respectively.

(c) If the Grantor acquires any Additional Properties, the Royalty Fund shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of the purchase price (including adjustments) for such Additional Properties that is allocated to Canadian resource property, to the extent that such purchase price is not financed with indebtedness incurred or assumed by the Grantor, provided that in the event of an acquisition of Additional Properties by way of acquisition of a Subsidiary for purposes of determining the amount of the Deferred Purchase Payment respecting such Additional Property:

(i) the purchase price for such Additional Property shall be deemed to include the purchase price paid for the securities of such Subsidiary and the indebtedness of such Subsidiary that is not discharged prior to such acquisition; and

(ii) the purchase price for such Additional Property shall be allocated among the assets of such Subsidiary in accordance with their fair market value and the indebtedness of such Subsidiary and any indebtedness incurred to acquire such Subsidiary or assumed as a result of such acquisition (including for greater certainty all indebtedness of such Subsidiary that is not discharged prior to such acquisition) shall be deemed to be indebtedness incurred or assumed by the Grantor in that regard, and such indebtedness shall be first allocated to any Canadian resource property that is included in such Additional Property up to the fair market value of such Canadian resource property, and the remaining indebtedness, if any, shall be allocated among the other components of such Additional Property pro rata in accordance with their respective fair market values.

(d) If the Grantor designates any Capital Costs which constitute Canadian Exploration Expense or Canadian Development Expense on or before the date on which the same are incurred, the Royalty Fund shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of such designated Capital Costs to the extent that such portion of such Capital Costs are not financed with indebtedness incurred or assumed by the Grantor.

(e) If at any time while the Royalty Fund has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the Royalty Fund, the Deferred Purchase Payment shall be set off against such indebtedness.

(f) If the Royalty Fund issues any Trust Units after the Closing Date (a "**Future Offering**"), the Royalty Fund shall make, if requested to do so by the Grantor, a Deferred Purchase Payment to the Grantor in such amount as may be specified by the Grantor, not exceeding the lesser of:

(i) the net proceeds of the Future Offering after deducting, without limitation, underwriters' fees, legal, accounting, engineering and other professional fees and disbursements and any amounts payable by the Royalty Fund with respect to deferred purchase obligations under Partnership Royalty Agreement; and

(ii) 99% of the principal amount of any outstanding indebtedness under the Credit Facility which reasonably relates to the Canadian resource property purchase price component of any Additional Property acquired by the Grantor on or before such Future Offering with the proceeds of the Credit Facility.

2.3 Adjustments to Payment for Royalty and Carry Forward of Deductible Production Costs

(a) The purchase agreement in respect of an acquisition may provide for an adjustment to the purchase price of the Properties acquired thereunder. If any such purchase price is decreased by such an adjustment, the Grantor shall pay to the Royalty Fund 99% of the amount of such adjustment allocated or reasonably allocable to property that is a Canadian resource property. If any such purchase price is increased by such an adjustment, the Grantor shall be entitled to set off 99% of the amount of such adjustment allocated or reasonably allocable to property that is a Canadian resource property against any monthly Royalty Payment.

(b) If the Deductible Production Costs for a Period exceed the Production Revenues and Excess Other Revenues included in Net Income for such Period, there shall be no Royalty Payment for such Period and the amount of the excess Deductible

Production Costs shall be carried forward and treated as Deductible Production Costs in the following Period.

2.4 Use of Other Revenues and Grantor Disposition Proceeds

The Royalty Fund shall have no interest of any kind whatsoever in the Other Revenues or the Grantor Disposition Proceeds except as expressly provided herein.

2.5 No Right to Take In Kind

The Royalty Fund shall not have the right:

(a) to take in kind all or any portion of the Grantor's Share of Production for a Period; or

(b) to separately sell or market all or any portion of the Grantor's Share of Production for a Period.

2.6 No Share of Production

The Royalty Fund shall not own or have any rights to any of the Grantor's Share of Production.

2.7 Petroleum Substances Used in Operations

The Royalty shall not apply to Petroleum Substances lost or consumed in operations.

2.8 Not an Interest in Land

The Royalty:

(a) is not a covenant attached to or running with the Royalty Lands;

(b) is not an interest in land;

(c) is not an interest in real property; and

(d) does not attach to or form part of the Leases.

2.9 Reimbursement of Crown Royalties

From time to time with respect to a specified Period, the Royalty Fund shall reimburse to the Grantor the portion specified by the Grantor of all Crown Royalties payable by the Grantor in respect of the Properties or the production of Petroleum Substances therefrom with respect to such Period, which shall not be more than 99% of all such Crown Royalties payable by the Grantor in respect of such Period. The Grantor shall be entitled to set off such reimbursable

amounts against any monthly Royalty Payment. The Grantor shall be entitled to set off Royalty Payments against amounts reimbursable to it pursuant to this section 2.9.

ARTICLE 3
PAYMENTS AND STATEMENTS

3.1 Payments

(a) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, the Grantor shall pay the Royalty Payment for such Period to the Royalty Fund.

(b) To the extent that Royalty Disposition Proceeds create a credit balance in the Grantor's cumulative Canadian oil and gas property expense account (as defined under the Tax Act) as at the end of any calendar year, the Grantor shall remit to the Royalty Fund on or before the tenth day of the following January, an amount from the Proceeds Account equal to such credit balance so as to permit the distribution thereof.

(c) Royalty Disposition Proceeds shall be paid by the Grantor to the Royalty Fund in accordance with any required approval obtained from the Unitholders or the board of directors of the Grantor to an assignment, sale, exchange or other disposition of Properties and in any event, any Royalty Disposition Proceeds which are not used to purchase Additional Properties within one year from the date the same are deposited in the Proceeds Account shall be forthwith paid by the Grantor to the Royalty Fund.

(d) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, interest income accrued on the Proceeds Account during such Period shall be paid by the Grantor to the Royalty Fund.

(e) Where there are amounts owing by a Royalty Fund as a result of the provisions of this Agreement, any payments pursuant to this Article may be offset against such amounts owing.

(f) The Grantor shall satisfy, perform and discharge all obligations and responsibilities under the Tax Act or any similar provincial legislation, including withholding any taxes required to be withheld from such payments.

3.2 Statements

(a) Each Royalty Payment in respect of a Quarter, and each Royalty Payment in respect of the last Month in a Quarter, shall be accompanied by a statement setting forth:

(i) the amount of the Royalty Payment for such Quarter;

(ii) all calculations used in determining the Royalty Payment for such Quarter;

(iii) the Grantor's Share of Production (itemized by product) sold during such Quarter;

(iv) the Crown Royalties for such Quarter;

(v) the Production Revenues for such Quarter;

(vi) the Other Revenues for such Quarter;

(vii) an itemized list of the Production Costs and Deductible Production Costs for such Quarter;

(viii) the Properties surrendered, farmed out, disposed of or acquired in such Quarter;

(ix) wells drilled, cased, or abandoned in such Quarter; and

(x) the amount of the Proceeds Account and Royalty Fund Working Capital Account as at the end of such Quarter and the amount of the Deferred Purchase Payments, if any, made in such Quarter.

3.3 Overpayments

If the payment made by the Grantor on account of the Royalty for a Period is greater than the actual amount of the Royalty Payment for such Period, the Grantor will be entitled to recover the overpayment by set off against Royalty Payments for subsequent Periods.

3.4 Collection of Production Revenues and Other Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Other Revenues but shall not have any liability to the Royalty Fund to the extent that it fails to collect them, notwithstanding such commercially reasonable efforts to do so.

ARTICLE 4
INSURANCE

4.1 Maintenance of Insurance

The Grantor shall obtain and maintain such property damage and third party liability insurance with respect to the Properties with reputable insurers in such amounts and covering such risks as it reasonably determines to be appropriate, having regard to the insurance maintained by the operators pursuant to the Title and Operating Documents.

ARTICLE 5
BOOKS AND RECORDS

5.1 Examination

During the term hereof and for a period of two years thereafter, the Grantor shall maintain in Calgary, Alberta complete books and records pertaining to: (i) the Royalty, (ii) Petroleum Substances attributable to the Royalty Lands consumed or sold by the Grantor, and (iii) all calculations made by the Grantor to determine the amount of payments on account of the Royalty. The Royalty Fund shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amount paid or payable hereunder in respect of the Royalty.

5.2 Audit

Upon notice to the Grantor, the Royalty Fund shall have the right to audit the books and records referred to in Section 5.1 within the 24 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the Royalty Fund. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months may be allowed if requested in writing by the Grantor within such six month period. If the Grantor disagrees with such claim or discrepancy and such matter cannot be settled, then the matter will be referred to arbitration in accordance with the *Arbitration Act* (Alberta) as amended. In the event that the Grantor agrees with the claim or discrepancy or the claim or discrepancy is upheld, in whole or in part, by arbitration, the Grantor will forthwith rectify same and where such rectification includes payment of sums, promptly credit such sums to the Production Revenues, Other Revenues, Grantor Disposition Proceeds or otherwise as appropriate.

5.3 Confidentiality

The Royalty Fund shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which is required by law to be disclosed or becomes publicly available through no act or omission of the Royalty Fund or which becomes available to the Royalty Fund from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1 Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor shall use all reasonable efforts so that:

(a) operations on the Royalty Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in compliance with all applicable Regulations and in accordance with good oil and gas field practices;

(b) all duties and obligations of the Grantor under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties or in accordance with applicable laws are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof;

(c) all Surface Rights needed for the proper operation of the Royalty Lands and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Royalty Lands and the Tangibles are promptly paid; and

(d) the Grantor:

   (i) will pay or cause to be paid, as they become due and payable, Grantor's Share of all accounts of contractors and claims for wages or salaries for services rendered or performed for the Grantor and for materials supplied to the Grantor;

   (ii) will keep the Royalty Lands free from liens and encumbrances resulting from the failure to pay the costs described in subsection 6.1(d)(i) above, unless and to the extent there is a *bona fide* dispute with respect thereto; and

   (iii) will not permit any dues or claims from any Workers' Compensation Board or similar authority established under any Regulations to become in arrears with respect to Grantor's employees.

6.2 No Obligation to Develop

Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the Royalty Lands.

6.3 Compliance with and Maintenance of Title and Operating Documents

The Grantor covenants to and in favour of the Royalty Fund that, except as provided in Article 7, the Grantor will:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the owners of the Royalty owning greater than 50% of the Royalty which will not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any of such Person's obligations under the Title and Operating Documents;

which could have a material adverse effect on the Royalty or the rights and obligations of the Royalty Fund in respect of the Royalty, provided, however, that acts or omissions by Persons (including operators) without specific authorization from the joint operators and acts or omissions approved by affirmative vote of the joint operators which the Grantor did not vote in favour of and which are binding upon the Grantor shall not constitute a breach of the foregoing provisions.

6.4 Rights and Obligations

Except as otherwise expressly provided for herein, as between the Royalty Fund and the Grantor, the Grantor shall have exclusive control and authority over the production, operation, exploration and development of the Royalty Lands and lands pooled or unitized therewith and the recovery of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith and the marketing thereof. As between the Royalty Fund and the Grantor, the Grantor shall make all decisions regarding drilling, completion, equipping, suspension and abandonment of wells and the rates of production of Petroleum Substances therefrom. Subject to the other provisions of this Article 6, the Grantor shall undertake and implement such activities in such manner as it determines in its sole discretion. The Royalty Fund acknowledges that, as owner of the Royalty, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the Royalty Fund, as owner of the Royalty, shall not be liable for any of the duties or obligations arising thereunder. The Grantor shall arrange for the sale of the Grantor's Share of Production on such terms and conditions as the Grantor (acting in good faith and in accordance with good oil and gas field practices) may determine.

6.5 Capital Costs

(a) The Grantor may approve future Capital Costs or other obligations intended to maintain or improve production from the Properties. The Grantor shall not approve Capital Costs on exploration drilling without the approval of the Unitholders except where such drilling relates to the extension of an existing pool. The Grantor may finance Capital Costs by borrowings or by using Grantor's working capital. The Royalty Fund acknowledges that the non-approval of Capital Costs on exploration or development drilling may result in a production penalty or forfeiture under the Title and Operating Documents.

6.6 Borrowing

(a) Subject to subsection 6.6(b) below, the Grantor may borrow funds pursuant to the Credit Facilities or from the Royalty Fund or otherwise to finance the purchase of Additional Properties, for Capital Costs or for other financial obligations or encumbrances in respect of the Properties or for working capital purposes and grant security on the Properties in priority to the Royalty in accordance with subsection 9.2(b);

(b) The Grantor may not borrow funds under subsection 6.6(a) in circumstances where immediately after such proposed borrowing:

(i) the Grantor's total indebtedness pursuant to the Credit Facilities to parties other than the Royalty Fund and its Affiliates ("**Arms Length Indebtedness**") will exceed 40% of the aggregate Asset Value of all Initial Properties and the Additional Properties owned by the Grantor and wholly owned Affiliates, including for greater certainty any Additional Properties to be acquired with the proceeds of such proposed borrowing; or

(ii) the projected Debt Service Charges with regard to Arms Length Indebtedness for the next twelve Months exceed 30% of the projected Royalty Payments for the next twelve Months.

Notwithstanding the above limitations on borrowing:

(c) Any present or future liability or obligation of the Grantor to a financial institution in respect of a borrowing that contravenes subsection 6.6(b), including any obligation to repay a financial institution upon demand, shall not be affected, reduced or impaired by such contravention; and

(d) the priority, validity, effectiveness and enforceability of any mortgage, charge, security interest or other security whatsoever now or hereafter granted by the

Grantor to any financial institution and which contravenes subsection 6.6(b) shall not be affected, prejudiced or impaired by such contravention.

6.7 Costs of Tangibles and Miscellaneous Interests

The cost of Tangibles and Miscellaneous Interests comprising any Additional Properties shall be paid by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities or from the Royalty Fund or otherwise.

6.8 Site Restoration Costs

If an In Specie Distribution has occurred, the Grantor may, at its discretion, create a sinking fund to fund site restoration and other liabilities as a result of abandonment of wells.

6.9 Reserve

(a) The Grantor may establish a reserve (the "**Reserve**") that may be used to fund the payment of Deductible Production Costs and any well bore, facility abandonment and environmental and reclamation obligations and liabilities for which the Grantor may be liable. The Grantor shall own the Reserve and the Royalty Fund shall, subject to Section 6.9(e), have no interest therein. Interest and other amounts earned from the investment of the Reserve shall form part of the Reserve.

(b) The Grantor shall pay into the Reserve such amounts as the Grantor, acting reasonably and in accordance with Canadian generally accepted oil and gas practices, designates from time to time, as being required to fund the Reserve.

(c) The Grantor shall use the Reserve only for the purposes designated in this Section 6.9. The Grantor may:

(i) deposit the funds of the Reserve in one or more bank accounts;

(ii) commingle the funds of the Reserve with any other funds;

(iii) invest the funds of the Reserve in Permitted Investments; and

(iv) use the funds of the Reserve to retire indebtedness.

(d) In the event that the Grantor determines, acting reasonably and in accordance with Canadian generally accepted oil and gas practices, that the Reserve contains an amount that is in excess of its reasonably foreseeable requirements, the Grantor may withdraw such amount from the Reserve.

(e) When the term of this Agreement expires, the funds in the Reserve shall be used to pay all obligations and liabilities of the Grantor (whether then due or thereafter

becoming due) incurred in the business or affairs of the Grantor while otherwise complying with the terms hereof, the Trust Indenture and any other related agreements and when, in the reasonable opinion of the Grantor, all such obligations and liabilities of the Grantor have been paid, the Reserve shall be collapsed and the remainder of the funds in the Reserve, up to an amount equal to 99% of such amount, shall be paid to the Royalty Fund, provided that such payment to the Royalty Fund does not result in any material adverse income tax consequences to the Grantor, the Royalty Fund or the Unitholders, and the balance of the funds in the Reserve, if any, shall be retained by the Grantor.

ARTICLE 7
FARMOUTS, POOLING, UNITIZATION, SURRENDER, ABANDONMENT

7.1 Farmouts

The Grantor shall have full right, power and authority to Farmout (and subsequently assign any interest earned pursuant thereto) any of the P&NG Rights comprised in the Properties, from time to time, provided that, in the Grantor's sole discretion, the Farmout is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.2 Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the P&NG Rights comprised in the Properties, from time to time, with other P&NG rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.3 Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, without the consent of the Royalty Fund, provided that in the reasonable opinion of the Grantor there are no wells located on the lands covered by such Lease capable of producing Petroleum Substances in paying quantities from the zones which the Grantor proposes to surrender. From and after any such surrender, this Agreement and the Royalty shall cease to apply to the Royalty Lands surrendered except as to matters which occurred prior to the surrender.

7.4 Abandonment and Reclamation

The Grantor shall have the full right, power and authority without the prior consent of the Royalty Fund to authorize the abandonment of any well comprised in the Properties and/or the reclamation of any of the Properties if:

(a) the Grantor determines in its sole discretion that such well is not capable of producing Petroleum Substances in paying quantities;

(b) the operator of such well or portion of the Properties recommends or elects to do so; or

(c) it is in accordance with the Regulations or any order of any government or agency.

ARTICLE 8
DISPOSITION OF PROPERTIES

8.1 Dispositions of Properties

Except as provided in Article 7 and Sections 8.2, 8.3 and 9.2, the Grantor shall not assign, sell or otherwise dispose of any interest in the Properties without first notifying the Royalty Fund of its intention to do so and obtaining the written consent of the Royalty Fund, which consent shall not be unreasonably withheld or delayed.

8.2 Release of Royalty

The Grantor may assign, sell, exchange or otherwise dispose of all or any portion of the Properties and the Royalty Fund irrevocably authorizes the Grantor to release the Royalty therefrom provided that the Grantor determines such assignment, sale, exchange or other disposition would be in the best interests of the Unitholders and that such assignment, sale, exchange or other disposition is in accordance with the following:

(a) an assignment, sale, exchange or other disposition of Properties for proceeds in excess of 5% of Asset Value must be approved by the board of directors of the Grantor. In connection with such approval, the board of directors of the Grantor shall determine whether the Royalty Disposition Proceeds in respect of such assignment sale or other disposition should be distributed to Unitholders or used to purchase Additional Properties; and

(b) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value of greater than 25% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders. In connection with such approval, the Unitholders shall determine whether the net proceeds of such assignments, sales, exchanges or other dispositions should be distributed to the Unitholders or used to purchase Additional Properties.

8.3 Proceeds of Disposition of Properties

(a) As consideration for the release of the Royalty as provided for in Section 8.2, the Grantor shall, forthwith upon the receipt of any Royalty Disposition Proceeds, deposit the same in an interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank (the "**Proceeds Account**").

(b) Subject to the entitlement of the Royalty Fund to receive payments in respect of interest earned on the Proceeds Account and to receive distributions of principal from the Proceeds Account as specifically provided for in this Agreement, the Grantor shall hold and apply the funds deposited in the Proceeds Account towards the Royalty Fund's obligation to make Deferred Purchase Payments in accordance with the provisions in this Agreement.

ARTICLE 9
ASSIGNMENT

9.1 Consent to Assign; Assumption

Except as provided in Section 9.2, a Party shall not assign, sell, mortgage, pledge, charge or grant a security interest in, or otherwise dispose of any interest under, this Agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed. Subject to subsections 9.2, no such assignment, sale or transfer shall be effective as against the other Party until the assignee, purchaser or transferee shall have executed and delivered a written undertaking, in favour of, and enforceable by, such other Party, agreeing to be bound by and to perform all of the terms and provisions of this Agreement applicable to the interest assigned, sold or disposed of.

9.2 Grant of Security

Notwithstanding Sections 8.1, 8.2 and 9.1:

(a) the Grantor, without the consent of the Royalty Fund, may:

   (i) dispose of tools, machinery and equipment which is surplus to its needs; and

   (ii) dispose of Petroleum Substances in the ordinary course of business;

(b) the Grantor, without the consent of the Royalty Fund, may mortgage, pledge, charge or grant a security interest in the Initial Properties, the Additional Properties or this Agreement:

   (i) to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements, which security may be granted in priority to the Royalty; and

   (ii) to finance the purchase of Additional Properties or for Capital Costs or other financial obligations or encumbrances in respect of the Initial Properties and/or the Additional Properties or for working capital purposes, and such security on the Initial Properties and/or the Additional

Properties may be granted in priority to the Royalty to secure the borrowing of such funds;

and may enter into subordination and postponement agreements with the holders of the obligations owed under the Credit Facilities, Swap Arrangements and other financing transactions confirming the subordination of the Royalty thereto;

(c) the Lender or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties or the Grantor's interest under this Agreement, in whole or in part, without the approval of the Royalty Fund in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities or Swap Arrangements and the Royalty may be released, terminated or foreclosed out in accordance with subsection 9.2(d); and

(d) if all or a portion of the Properties is to be sold, transferred or conveyed (a "**Disposition**") by a receiver or receiver-manager of the Grantor or any of its assets or a secured creditor of the Grantor in the course of enforcement of any security having priority over the Royalty (a "**Disposing Person**") and the Royalty in relation thereto is released, terminated or foreclosed, the portion of the proceeds of the Disposition, net of the cost of the Disposition, to which the Royalty Fund shall be entitled on account of the release, termination or foreclosure of the Royalty and the Royalty Fund's interest in this Agreement or portion thereof pursuant to the Disposition shall be the greater of the following:

(i) $10.00; and

(ii) 99% of the amount remaining (the "**Remainder**") after the proceeds of the Disposition, net of the cost of Disposition, have been applied to (A) Production Costs for the Month in which the Disposition occurs (determined as if such Month ended on the date that the Disposition occurred) and (B) the amount of all outstanding liabilities and obligations in respect of the Credit Facilities and Swap Arrangements, to the extent (if any) not included in such Production Costs; provided that payment of the Remainder pro rata to the owners of the Royalty shall only be made when payments by the Person to whom the Disposition is made are received and after the applications described in items (A) and (B) above have been made.

The balance of the net proceeds of a Disposition not allocated to the interest in the Royalty and the Royalty Fund's interest in this Agreement released pursuant thereto will be allocated to the interest in the Properties disposed of pursuant thereto.

ARTICLE 10
TERM OF AGREEMENT

10.1 Term

Subject to Article 9, this Agreement shall continue in full force and effect until there are no Properties to which the Royalty applies. Thereafter, this Agreement shall nevertheless remain in full force and effect:

(a) in respect of any accrued and unfulfilled obligations of either Party; and

(b) as to Articles 5 and 9.

ARTICLE 11
NOTICES AND PAYMENTS

11.1 Addresses for Service and Payments

All payments hereunder in respect of the Royalty shall be paid or tendered to the Royalty Fund at its address for notices hereunder or such other place or depository as the Royalty Fund may request by written notice to the Grantor, provided that no change in the place at which payments on account of the Royalty are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the Royalty Fund.

11.2 Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, all notices, communications and statements (herein called "**notices**") required or permitted hereunder shall be in writing. Notices may be served:

(a) by delivering them to the Party on which they are to be served at the Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party on which they are to be served at the Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof: (i) when actually received by it if sent within the normal working hours of a Business Day of the addressee, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof, whichever is earlier.

11.3 Addresses

The address for service for telecopy numbers and notices hereunder of each of the Parties shall be as follows:

Grantor:

Shiningbank Energy Ltd.
1400, 111 - 5th Avenue S.W.
Calgary, AB
T2P 3Y6

Attention: Chief Financial Officer
Telecopy: (403) 268-7499

Royalty Fund:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopy: (403) 267-6598

11.4 Change of Address

A Party may change its said address or telecopy number for notices hereunder by notice to the other Party.

11.5 In Specie Distribution

Should an In Specie Distribution occur, the new Royalty Fund shall provide an address for payment and service to the Grantor.

ARTICLE 12
MISCELLANEOUS

12.1 Enurement

Subject to Section 9.1, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.2 Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

12.3 Time of Essence

Time is of the essence of this Agreement.

12.4 No Partnership

Nothing herein shall be construed as creating a partnership and neither Party shall have any partnership rights or liabilities hereunder or in connection herewith.

12.5 Severability

This Agreement is severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants or conditions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of other terms, covenants or conditions hereof unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.6 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

ARTICLE 13
CONCERNING THE TRUSTEE

13.1 Acknowledgement

The Parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the Royalty Fund and the obligations of the Royalty Fund hereunder shall not be personally binding upon the Trustee, Shiningbank Energy Ltd., as administrator of the Royalty Fund (the "**Administrator**"), or any Unitholder such that any recourse against the Royalty Fund, the Trustee, the Administrator or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the Trust Indenture).

Executed and delivered.

END